Exhibit 2.1

SHARE PURCHASE AGREEMENT

by and among

FACTSET RESEARCH SYSTEMS INC.,

the holders of Shares
of BI-SAM TECHNOLOGIES,

BI-SAM TECHNOLOGIES

and

SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in
its capacity as the Sellers’ Representative

Dated as of

March 17, 2017

 i

ARTICLE V	REPRESENTATIONS AND WARRANTIES OF THE SELLERS	26

5.01	Organization and Power	26
5.02	Authorization; No Breach; Valid and Binding Agreement	26
5.03	Ownership and Possession of Shares	27
5.04	Litigation	27
5.05	Affiliated Transactions	27
5.06	Disclaimer	28

ARTICLE VI	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER	28

6.01	Organization and Power	28
6.02	Authorization; No Breach; Valid and Binding Agreement	28
6.03	Governmental Consents, etc	29
6.04	Litigation	29
6.05	Brokerage	29
6.06	Acknowledgment	29

ARTICLE VII	COVENANTS OF THE PURCHASER	30

7.01	Access to Books and Records	30
7.02	Employee Matters	30
7.03	Purchaser’s Release	32

ARTICLE VIII	TAX MATTERS	32

8.01	Responsibility for Filing Tax Returns	32
8.02	Allocation of Tax Liability for Straddle Periods	33
8.03	Amendment of Tax Returns; Other Tax Actions	34
8.04	Tax Refunds	34
8.05	Cooperation on Tax Matters	34
8.06	Tax Treatment of Indemnification Payments	35
8.07	Code Section 338(g) Election	35
8.08	Responsibility for Pre-Closing Taxes	35

ARTICLE IX	INDEMNIFICATION	35

9.01	Survival	35
9.02	Indemnification of Purchaser Indemnified Parties	36
9.03	Indemnification of Sellers Indemnified Parties	37
9.04	Threshold; Limitations on Indemnity	37
9.05	Subrogation	38
9.06	Sole and Exclusive Remedy	38
9.07	Further Limitations	38
9.08	Procedure for Claims	41

ARTICLE X	ADDITIONAL COVENANTS	42

10.01	Sellers’ Representative	42
10.02	Non-Competition	44
10.03	Disclosure Schedules	44
10.04	Transfer Taxes	45
10.05	Sellers’ Release	45
10.06	Bi-Sam Limited.	46
10.07	Confidentiality	46

ARTICLE XI	DEFINITIONS	47

11.01	Definitions	47
11.02	Other Definitional Provisions	58
11.03	Cross-Reference of Other Definitions	58

ARTICLE XII	MISCELLANEOUS	59

12.01	Press Releases and Communications	59
12.02	Expenses	60
12.03	Notices	60
12.04	Assignment	61
12.05	Severability	61
12.06	References	61
12.07	Construction	62
12.08	Amendment and Waiver	62
12.09	Complete Agreement	62
12.10	Third-Party Beneficiaries	62
12.11	Waiver of Trial by Jury	63
12.12	Delivery to Representatives	63
12.13	Delivery by Facsimile or Email	63
12.14	Counterparts	63
12.15	Governing Law	64
12.16	Jurisdiction	64
12.17	Specific Performance	64
12.18	Remedies Cumulative	64
12.19	No Recourse	64
12.20	Waiver of Conflicts	65
12.21	USD Equivalent	65

INDEX OF EXHIBITS

Exhibit A	Sellers
Exhibit B	Working Capital Definition
Exhibit C	Pro Forma Calculation of Seller’s Pro Rata Share, Options Exercise Amount, and Free Shares Cancellation Amount
Exhibit D	Escrow Agreement
Exhibit E	Funds Flow Worksheet

SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT, dated as of March 17, 2017 (this “Agreement”), is entered into by and among FactSet Research Systems Inc., a Delaware corporation (the “Purchaser”), BI-SAM Technologies, a French société anonyme whose registered office is at 43-47 avenue de la Grande Armée – 75016 Paris, registered with the Commerce and Companies registry of Paris under number 431 371 863 (the “Company”), Shareholder Representative Services LLC, acting solely in its capacity as the representative of the Sellers (the “Sellers’ Representative”), and the Company’s securityholders listed in Exhibit A (the “Sellers”). The Purchaser, the Company, the Sellers’ Representative and the Sellers are referred to herein individually as a “Party” and, collectively, as the “Parties”.

WHEREAS, certain beneficiaries of exercisable Options exercised their respective Options, and as of the date hereof, each such Option no longer remains outstanding;

WHEREAS, all the outstanding unexercised Options, whether exercisable or unexercisable, and the Free Shares have been cancelled with the written consent of each beneficiary;

WHEREAS, accordingly, the Sellers own all of the issued and outstanding Ordinary Shares, including those resulting from the exercise of Options, and all of the issued and outstanding Preferred Shares (collectively, the “Shares”), which represent all of the issued and outstanding capital stock of the Company;

WHEREAS, each Seller owns the Shares set forth opposite its name in Exhibit A;

WHEREAS, on the terms and subject to the conditions hereof, the Purchaser wishes to purchase from each Seller, and each Seller wishes to sell on a several, and not a joint and several, basis to the Purchaser, all of the Shares set forth opposite its name in Exhibit A, such that as at Closing the Company will be a wholly owned subsidiary of the Purchaser and neither the Sellers nor any other third party will hold any securities of the Group Companies or any securities exercisable, convertible or exchangeable for such securities; and

WHEREAS, the required employees of the Company have duly waived their right to make an offer to acquire the Company, in accordance with the Hamon Law.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants, and agreements set forth herein, intending to be legally bound hereby, the Parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE OF SHARES

1.01     Sale and Transfer of Shares. On the terms and subject to the conditions of this Agreement, each of the Sellers (on a several, and not a joint and several, basis, and as to all of the Shares set forth opposite its name in Exhibit A being all of the Shares that it owns at Closing) shall sell to the Purchaser all of its Shares at Closing, together with all accrued rights and benefits attaching to those Shares up to and as at Closing, free and clear of any Encumbrance, and the Purchaser shall purchase, acquire and accept such Shares from each of the Sellers. Title to the Shares shall pass, and the Preferred Share Consideration and the Ordinary Share Consideration shall be paid, at Closing.

ARTICLE II

PURCHASE PRICE

2.01     Purchase Price. Without prejudice to Section 2.02, the aggregate consideration to be paid by the Purchaser to the Sellers at Closing, which shall be paid as consideration for the acquisition of all of the issued and outstanding Shares of the Company (the “Provisional Purchase Price”), shall be equal to:

(a)     the Base Price; minus

(b)     the Estimated Unpaid Transaction Expenses; plus

(c)     the Estimated Cash Balances; minus

(d)     the Estimated Indebtedness of the Group Companies; minus

(e)     the amount, if any, by which the Estimated Working Capital is less than the Reference Working Capital; plus

(f)     the amount, if any, by which the Estimated Working Capital exceeds the Reference Working Capital; minus

(g)     the Estimated Change of Control Payments; minus

(h)     the Free Shares Cancellation Amount.

The Company has delivered to the Purchaser a statement setting forth a good faith calculation of the Estimated Unpaid Transaction Expenses, the Estimated Working Capital, the Estimated Cash Balances, the Estimated Indebtedness and the Estimated Change of Control Payments (the “Estimated Adjustment Statement”).

2.02     Adjustment of the Provisional Purchase Price.

(a)     In accordance with Section 2.03, the Provisional Purchase Price shall be:

(i)     increased by the shortfall or decreased by the excess, as the case may be, of the Estimated Working Capital as compared to the Closing Working Capital, calculated in accordance with Section 2.03 (such amount, the “Working Capital Adjustment”);

(ii)     increased by the shortfall or decreased by the excess, as the case may be, of the Estimated Cash Balances as compared to the Closing Cash Balances, calculated in accordance with Section 2.03 (such amount, the “Cash Balances Adjustment”);

(iii)     decreased by the shortfall or increased by the excess, as the case may be, of the Estimated Indebtedness as compared to the Closing Indebtedness, calculated in accordance with Section 2.03 (such amount, the “Indebtedness Adjustment”);

(iv)     increased by the excess or decreased by the shortfall, as the case may be, of the Estimated Unpaid Transaction Expenses as compared to the Unpaid Transaction Expenses, calculated in accordance with Section 2.03 (such amount, the “Transaction Expenses Adjustment”); and

(v)     increased by the shortfall or decreased by the excess, as the case may be, of the Estimated Change of Control Payments as compared to the Change of Control Payments, calculated in accordance with Section 2.03 (such amount, the “Change of Control Payments Adjustment”).

(b)     The final amount of the consideration payable to the Sellers (the “Final Purchase Price”) shall be equal to the Provisional Purchase Price increased or decreased, as applicable, by the Working Capital Adjustment, the Cash Balances Adjustment, the Indebtedness Adjustment, the Transaction Expenses Adjustment and the Change of Control Payments Adjustment, as finally determined pursuant to Section 2.03.

2.03     Determination of Final Purchase Price.

(a)     Within sixty (60) calendar days after the Closing Date, the Purchaser shall prepare, or cause to be prepared, and provide to the Sellers’ Representative its good faith calculation of the Closing Accounts and a written statement (the “Adjustment Statement”) setting forth: (i) the calculation of the amount of the Closing Working Capital, the Closing Cash Balances and the Closing Indebtedness as resulting from the Closing Accounts, as well as the calculation of the Change of Control Payments and the Unpaid Transaction Expenses; (ii) the resulting adjustment to the Provisional Purchase Price, if any; (iii) the resulting adjustment to the Aggregate Preferred Share Consideration and the Aggregate Ordinary Share Consideration, if any; and (iv) the Final Purchase Price. The Closing Accounts and the Adjustment Statement shall be prepared in good faith and in accordance with the Accounting Principles.

(b)     From and after the Closing Date, in connection with and until the final determination of the Adjustment Statement pursuant to this Section 2.03, the Purchaser and the Sellers shall, and shall ensure that their Affiliates and representatives shall, provide all reasonable cooperation to the Sellers’ Representative and the Purchaser and their representatives, as applicable, for purposes of reviewing the Closing Accounts, the Adjustment Statement and any Notice of Objection (subject to reasonable confidentiality restrictions and other agreements customarily required in such circumstances), including granting reasonable access to all applicable documents, books, Records, data, working papers, files, other information under its control reasonably related thereto, and to any of its staff, upon reasonable advance notice and during normal business hours; provided that such access shall be in a manner that does not interfere with the normal business operations of the Group Companies, the Purchaser or the Sellers.

(c)     The Sellers’ Representative shall have a period of forty-five (45) calendar days from the date of receipt of the Closing Accounts and the Adjustment Statement (the “Examination Period”) to provide written notice to the Purchaser of any objections to the Adjustment Statement, including any objections the Sellers’ Representative has to the Closing Accounts with respect to the Closing Working Capital, the Closing Cash Balances and the Closing Indebtedness or to the calculation of the Change of Control Payments and the Unpaid Transaction Expenses (the “Notice of Objection”). If the Sellers’ Representative does not send a Notice of Objection to the Purchaser during the Examination Period, the Sellers’ Representative shall be deemed to have irrevocably accepted all of the terms of the Adjustment Statement, which shall then become final and binding on the Parties.

(d)     The Notice of Objection, if any, shall specifically mention each of the corrections the Sellers’ Representative believes should be made to the Adjustment Statement, and shall specify the reasons therefor in reasonable detail and provide reasonable supporting detail with respect to any calculation of the Unpaid Transaction Expenses, the Closing Indebtedness, the Closing Cash Balances, the Change of Control Payments and the Closing Working Capital set forth therein. All items of the Adjustment Statement not objected to by the Sellers’ Representative in the Notice of Objection in the manner specified above shall be deemed to have been irrevocably accepted by the Sellers’ Representative on behalf of all of the Sellers and shall be final and binding on the Parties and the Independent Auditor (as defined below).

(e)     Subject to Section 2.03(f), if a Notice of Objection is sent to the Purchaser, the Purchaser and the Sellers’ Representative shall in good faith attempt to reach an agreement on the amounts and components of the Adjustment Statement objected to by the Sellers’ Representative.

(f)     If the Purchaser and the Sellers’ Representative are unable to resolve their differences on the matters specified in the Notice of Objection within thirty (30) calendar days after the date of receipt by the Purchaser of the Notice of Objection, then the remaining disputed matters shall, at the request of either the Purchaser or the Sellers’ Representative, be submitted to an internationally recognized firm of independent auditors that is mutually agreed to by the Purchaser and the Sellers’ Representative (the “Independent Auditor”). The Independent Auditor shall be Deloitte & Touche LLP or, if such firm is unable or unwilling to act, such other nationally recognized independent public accounting firm as shall be agreed upon in writing by the Purchaser and the Sellers’ Representative (such agreement not to be unreasonably withheld, conditioned or delayed).

(g)     The Independent Auditor shall perform such procedures as it considers appropriate to form an independent opinion on the amounts and components of the Adjustment Statement that were not agreed upon between the Purchaser and the Sellers’ Representative (the “Disputed Amounts”); provided, however, that: (i) the scope of the disputes to be resolved by the Independent Auditor shall be limited to whether there were mathematical errors in the Adjustment Statement or whether the Adjustment Statement was prepared in accordance with the Accounting Principles (and the provisions of this Section 2.03 and its related definitions) with respect to the matters submitted for resolution to the Independent Auditor; (ii) only those matters specifically raised in the Notice of Objection shall be opined upon by the Independent Auditor; and (iii) with respect to each matter that is quantifiable, the amount finally determined by the Independent Auditor shall not be higher than the highest nor lower than the lowest of the amounts respectively put forward by the Sellers’ Representative and the Purchaser. Any disputes not within the scope of disputes to be resolved by the Independent Auditor pursuant to this Section 2.03(g) as well as any dispute about the scope of disputes to be resolved by the Independent Auditor pursuant to this Section 2.03(g) shall be resolved in accordance with Section 12.16.

(h)     The Sellers’ Representative shall provide the Independent Auditor with a briefing paper as to the Disputed Amounts and shall simultaneously provide a copy of such briefing paper to the Purchaser. The Purchaser shall have the opportunity to provide a response to the Independent Auditor within fifteen (15) Business Days of receiving the Sellers’ Representative’s briefing paper, which response shall also be simultaneously provided to the Sellers’ Representative. To the extent that either the Purchaser or the Sellers’ Representative so requests in its respective briefing paper, the Independent Auditor shall give the Purchaser and the Sellers’ Representative the opportunity to present their arguments orally at a joint hearing. Unless expressly requested by the Independent Auditor, no further information shall be provided by the Purchaser or the Sellers’ Representative to the Independent Auditor regarding such Disputed Amounts. The Purchaser and the Sellers’ Representative shall use their reasonable best efforts to cause the Independent Auditor to issue a reasoned report setting forth the final determination of the subject of the dispute within thirty (30) Business Days from the date of its appointment.

(i)     The Independent Auditor’s final determination as to all disputed items in accordance with this Section 2.03 shall be a final binding third-party decision, except in the case of fraud or manifest error by any Party to this Agreement. The dispute resolution by the Independent Auditor under this Section 2.03 shall constitute an expert determination under New York CPLR Article 76 and shall not constitute an arbitration.

(j)     The cost of any dispute resolution (including the fees and expenses of the Independent Auditor and reasonable documented attorney fees and expenses of the Parties) pursuant to this Section 2.03 shall be borne by the Sellers, on the one hand, and the Purchaser, on the other hand, in inverse proportion as they may prevail on matters resolved by the Independent Auditor, which proportionate allocations shall also be determined by the Independent Auditor at the time the determination of the Independent Auditor is rendered on the merits of the matters submitted.

2.04     Seller’s Pro Rata Share. A calculation of each Seller’s Pro Rata Share has been included in Exhibit C. For the avoidance of doubt, all Sellers hereto irrevocably and unconditionally acknowledge that Exhibit C is true and correct as of the date hereof. Promptly after the finalization of the Adjustment Statement in accordance with Section 2.03, the Sellers’ Representative shall update Exhibit C.

2.05     Payment of the Provisional Purchase Price and the Adjustments.

(a)     On the Closing Date, the Purchaser shall transfer:

(i)     to the Payments Administrator, for further distribution to the Sellers, an amount equal to the Provisional Purchase Price minus the Escrow Amount minus the Sellers’ Representative Amount minus the Options Exercise Amount minus the Seller Transfer Taxes minus the portion of the Provisional Purchase Price payable to Aquiline and Harinvest as reflected in the funds flow worksheet attached hereto as Exhibit E; provided, however, that, notwithstanding the foregoing, (x) a portion of the Provisional Purchase Price equal to the amount payable to any Seller who is a current or former employee of Bi-Sam Inc. in respect of (A) Preferred Shares or Ordinary Shares held or acquired by such Seller or (B) Shares acquired upon exercise of Options shall be transferred to Bi-Sam Inc., which amounts in turn shall be paid to such Sellers by Bi-Sam Inc. through its normal payroll process net of any required Taxes; and (y) a portion of the Provisional Purchase Price equal to the amount payable to any Seller who is a current or former employee of Bi-Sam Limited in respect of Shares acquired upon exercise of Options shall be transferred to Bi-Sam Limited which amounts in turn shall be paid to such Sellers by Bi-Sam Limited through its normal payroll process net of any required Taxes; provided, further, that the amount of proceeds payable to any Seller as consideration for issued and outstanding Ordinary Shares that were issued upon exercise of an Option shall be paid to such Seller net of the Options Exercise Amount payable in connection with such exercise;

(ii)     the portion of the Provisional Purchase Price payable to Aquiline and Harinvest as reflected in the funds flow worksheet attached hereto as Exhibit E to Aquiline;

(iii)     an amount equal to the Escrow Amount to the Escrow Agent;

(iv)     an amount equal to the Sellers’ Representative Amount to the Sellers’ Representative;

(v)     an amount equal to the Options Exercise Amount, which amount shall be paid in euros, to the Company on behalf of the applicable Persons in accordance with the amounts set forth opposite the names of such Persons in Exhibit C, which amount shall be deemed to have been contributed to the Company immediately prior to the Closing and accordingly included in the calculation of Closing Cash Balance;

(vi)     an amount equal to the Free Shares Cancellation Amount, which amount shall be paid in euros, to the Company on behalf of the applicable Persons in accordance with the amounts set forth opposite the names of such Persons in Exhibit C, which amounts in turn shall be paid to such Persons by the Company through its normal payroll process net of any required Taxes; and

(vii)     the Unpaid Transaction Expenses that the Purchaser and the Sellers agree are to be paid at the Closing by the Group Companies or the Sellers as reflected in the funds flow worksheet attached hereto as Exhibit E, in immediately available funds pursuant to the delivery instructions set forth in such funds flow worksheet.

(b)     Within five (5) Business Days following the determination of the Final Purchase Price in accordance with Section 2.03, the following payments shall be made by the Purchaser or the Escrow Agent, as the case may be:

(i)     if the Final Purchase Price is lower than the Provisional Purchase Price by an amount equal to the Escrow Amount or less, then the Purchaser and the Sellers’ Representative shall jointly instruct the Escrow Agent to transfer to the Purchaser an amount equal to the difference between the Provisional Purchase Price and the Final Purchase Price from the Escrow Fund and to transfer to the Payments Administrator for further distribution to the Sellers any remaining balance. If the Final Purchase Price is lower than the Provisional Purchase Price by an amount in excess of the Escrow Fund, then the Purchaser and the Sellers’ Representative shall jointly instruct the Escrow Agent to transfer to the Purchaser the entire Escrow Fund and each of the Sellers shall be severally, but not jointly and severally, liable to the Purchaser for its Pro Rata Share of any difference between the Provisional Purchase Price and the Final Purchase Price in excess of the Escrow Fund; or

(ii)     if the Final Purchase Price is higher than the Provisional Purchase Price, the Purchaser shall transfer to the Payments Administrator for further distribution to the Sellers an amount equal to the difference between the Provisional Purchase Price and the Final Purchase Price and the Purchaser and the Sellers’ Representative shall jointly instruct the Escrow Agent to transfer to the Payments Administrator the entire Escrow Fund for further distribution to the Sellers;

in each case, plus interest on the amount paid accrued from (and including) the Closing Date to (but excluding) the date of such payment, calculated on the basis of the interest rate actually paid by the Escrow Agent into the Escrow Fund to and including the aforesaid date of payments.

(c)     The Purchaser shall pay the French Transfer Taxes to the applicable French Tax Authorities on or prior to the date that such Taxes are due and payable.

2.06     Escrow Fund. The Escrow Amount (i) shall be held in an account of the Escrow Agent, to be established and maintained by the Escrow Agent, and (ii) as adjusted from time to time, together with any interest thereon, shall be referred to as the “Escrow Fund”. The Escrow Agent shall release the Escrow Fund in accordance with the terms of the Escrow Agreement. The Sellers’ Representative (acting solely on behalf of the Sellers and in its capacity as the Sellers’ Representative, not in its individual capacity) and the Purchaser each agrees to reimburse the Escrow Agent (or each other in the event that either has already paid amounts to the Escrow Agent) for fifty percent (50%) of any amounts that become due to the Escrow Agent pursuant to the terms of the Escrow Agreement; provided that the foregoing provision allocating liability fifty percent (50%) to the Purchaser and fifty percent (50%) to the Sellers’ Representative (acting solely on behalf of the Sellers) may not be relied upon: (i) by the Purchaser where the liability to the Escrow Agent has resulted from the Purchaser’s fraud, gross negligence or willful misconduct, in which case the Sellers’ Representative shall be entitled to seek reimbursement from the Purchaser to the extent the Sellers’ Representative (acting solely on behalf of the Sellers) has paid to the Escrow Agent any amounts in connection therewith; or (ii) by the Sellers’ Representative where the liability to the Escrow Agent has resulted from the Sellers’ Representative’s or any Seller’s fraud, gross negligence or willful misconduct, in which case the Purchaser shall be entitled to seek reimbursement from the Sellers to the extent the Purchaser has paid to the Escrow Agent any amounts in connection therewith.

2.07     Bank Accounts.

(a)     All payments under this Agreement to the Payments Administrator shall be made: (i) in the case of a payment by the Escrow Agent, by wire transfer of immediately available funds (denominated in U.S. dollars) to the account(s) designated by the Sellers’ Representative pursuant to the terms of the Escrow Agreement, and (ii) in the case of a payment by the Purchaser, to the account(s) designated by the Company (in the case of any payments due at Closing) or the Sellers’ Representative (in the case of any payments due after Closing) in writing to the Purchaser no less than two (2) Business Days prior to the relevant payment date which amounts shall be promptly distributed by the Payments Administrator to each Seller in an amount equal to each such Seller’s Purchase Price Share. Any payment made by, or on behalf of, the Purchaser to the Payments Administrator in accordance with this Section 2.07(a) shall constitute payment and satisfaction in full of the Purchaser’s obligation to make such payment to the Sellers.

(b)     All payments under this Agreement to the Purchaser shall be made: (i) in the case of a payment made by the Escrow Agent, by wire transfer of immediately available funds (denominated in U.S. dollars) to the account(s) designated by the Purchaser pursuant to the terms of the Escrow Agreement; and (ii) in the case of a payment by one or more of the Sellers, by wire transfer of immediately available funds (denominated in U.S. dollars) to the account(s) designated by the Purchaser in writing no less than two (2) Business Days prior to the relevant payment date.

2.08     Representative Amount. Concurrent with the Closing, the Purchaser shall deduct from the Provisional Purchase Price due to the Sellers an aggregate amount equal to $630,000 and such amount shall be delivered by the Purchaser to the Sellers’ Representative, on behalf of the Sellers, at the Closing by wire transfer of immediately available funds to the account(s) designated by the Sellers’ Representative, to satisfy potential future obligations of the Sellers’ Representative and/or the Sellers to the Sellers’ Representative, including expenses of the Sellers’ Representative arising from the defense or enforcement of claims pursuant to Sections 2.05 and 10.01 (in the aggregate, the “Sellers’ Representative Amount”). The Sellers will not receive any interest or earnings on the Sellers’ Representative Amount and irrevocably transfer and assign to the Sellers’ Representative any ownership right that they may otherwise have had in any such interest or earnings. The Sellers’ Representative will not be liable for any loss of principal of the Sellers’ Representative Amount other than as a result of its gross negligence or willful misconduct. The Sellers’ Representative will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. The Sellers’ Representative Amount shall be retained in whole or in part by the Sellers’ Representative for such time as the Sellers’ Representative shall determine in its sole discretion. If the Sellers’ Representative shall determine in its sole discretion to return all or any portion of the Sellers’ Representative Amount to the Sellers, it shall promptly deliver to the Payments Administrator for further distribution to each Seller its Pro Rata Share thereof; provided that in the discretion of the Sellers’ Representative, the Sellers’ Representative may make direct payments to one or more of the Sellers of their respective Pro Rata Share thereof. For tax purposes, the Sellers’ Representative Amount will be treated as having been received and voluntarily set aside by the Sellers at the time of Closing.

ARTICLE III

THE CLOSING

3.01     Closing. The closing of the Transaction (the “Closing”) shall take place at the offices of Cravath, Swaine & Moore LLP, 825 Eighth Avenue, New York, New York, at 9:00 a.m. local time on the date hereof; provided that the Closing shall be deemed to take place at the Reference Time for purposes of the determination of the Estimated Adjustment Statement and the Adjustment Statement. The date on which the Closing actually occurs is referred to herein as the “Closing Date”.

3.02     Closing Actions. On the Closing Date:

(a)     each of the Sellers shall transfer title to their respective Shares to the Purchaser, through the delivery to the Purchaser of the duly executed share transfer forms (ordres de mouvement) in respect of all of its Shares; and the Company shall deliver to the Purchaser:

(i)     the Shares through inscription of the sale of such Shares in the Company’s up-to-date share transfer register (registre des mouvements de titres) and up-to-date shareholders’ individual accounts (comptes individuels d’actionnaires), which will vest in the Purchaser good and marketable legal and beneficial ownership of such Shares;

(ii)     evidence of the exercise of the Options that have been exercised;

(iii)     duly executed copies of the consents of the beneficiaries of Free Shares to the cancellation of their Free Shares;

(iv)     duly executed copies of the consents of the beneficiaries of the outstanding Options to the cancellation of their outstanding unexercised Options;

(v)     a copy of the Escrow Agreement, duly executed by the Sellers’ Representative;

(vi)     certified copies of the resolutions duly adopted by the Company’s Board of Directors and by the Company’s shareholders acknowledging the exercise of the Options, the cancellation of the Free Shares and the cancellation of outstanding unexercised Options together with corresponding board reports required under applicable French Laws;

(vii)     certified copies of the resolutions duly adopted by the Company’s Board of Directors (or its equivalent governing body) authorizing the execution, delivery and performance of this Agreement and any other transactions contemplated by this Agreement;

(viii)     a duly executed certificate, in form and substance as prescribed by Treasury Regulations promulgated under Code Section 1445, stating that Bi-Sam Inc. is not, and has not been, during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation” within the meaning of Section 897(c) of the Code;

(ix)     duly executed separation and release agreements, in a form reasonably acceptable to the Purchaser, by and between Bi-Sam Inc. and each of (i) William Haney; (ii) Andrew Jones; and (iii) Erika Alter;

(x)     resignation letters, effective as of the Closing, in a form reasonably acceptable to the Purchaser, from and duly executed by all of the directors of the Company and the following officers and/or employees of the Group Companies: (A) William Haney; (B) Andrew Jones; and (C) Erika Alter;

(xi)     evidence of the Company’s statutory auditors’ agreement to participate in the Company’s meeting convened on short notice by the relevant corporate bodies of the Company on the Closing Date;

(xii)     written waivers from the required employees of the Company of their right to make an offer to acquire the Company in accordance with the Hamon Law;

(xiii)     two (2) duly signed CERFA forms number 2759 in respect of each Seller’s Shares; and

(xiv)     certified copies of resolutions duly adopted by the Board of Directors of Bi-Sam Inc. terminating its participation in the ADP TotalSource Retirement Savings Plan, effective at least one day prior to the Closing Date but contingent on the occurrence of the Closing.

(b)     The Purchaser shall make the payments referred to in Section 2.05(a) and provide evidence thereof to the Company, sign the CERFA forms delivered by the Sellers pursuant to Section 3.02(a)(xiii) and the Purchaser shall deliver to the Company:

(i)     certified copies of the resolutions duly adopted by the Purchaser’s Board of Directors authorizing the execution, delivery and performance of this Agreement and any other transactions contemplated by this Agreement;

(ii)     a copy of the Escrow Agreement, duly executed by the Purchaser; and

(iii)     a certificate of insurance or other written evidence of in-force coverage effective as of the Closing under the RWI Policy together with evidence of payment of the premium therefor.

(c)     Notwithstanding anything in this Agreement to the contrary, the Purchaser is permitted to deduct and withhold amounts from any payment made by the Purchaser to the Payments Administrator for further distribution to the Sellers under this Agreement as required under applicable Law; provided that, if the Purchaser intends to withhold any such amounts from any such payment, the Purchaser shall promptly notify the Sellers’ Representative of such intention and shall use commercially reasonable efforts to provide such notice at least thirty (30) days prior to the expected payment date; provided, further, that the Purchaser shall reasonably cooperate with the Sellers’ Representative to reduce the amount of withholding Taxes imposed on the payment of any such payment, including by executing and filing any forms or certificates reasonably required to claim an available reduced rate of, or exemption from, withholding Taxes; provided, further, that, for the avoidance of doubt, the Purchaser is not permitted to deduct and withhold amounts from any payments to or for the account of Aquiline or any of its Affiliates.

3.03     Interconditionality. The effectiveness of the actions taken by a Party pursuant to Section 3.02 is conditional upon each of the other Parties duly taking the actions required to be taken by it pursuant to said Section 3.02. If any actions required to be taken on the Closing Date pursuant to Section 3.02 do not take place, then any actions already taken shall be deemed never to have been taken (and, to the extent necessary, positive steps shall be taken to reverse such actions) and any sums already paid pursuant to this Agreement shall be reimbursed forthwith.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

The Sellers represent and warrant to the Purchaser as follows, except as set forth in the Disclosure Schedules:

4.01     Organization and Power.

(a)     The Company is a French société anonyme duly incorporated and validly existing under the Laws of France. The Company has all requisite corporate power and authority and all authorizations, licenses and permits necessary to own and operate its properties and to carry on its businesses as now conducted, except where the failure to hold such authorizations, licenses and permits would not be material to the business of the Group Companies, individually or as a whole. The Company is qualified to do business as a foreign corporation and is in good standing in every jurisdiction in which such qualification is necessary, except where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect.

(b)     True, complete and up-to-date copies of the articles of incorporation and by-laws (or other constitutional documents or similar organizational documents) of each of the Group Companies have been made available to the Purchaser prior to the date hereof.

4.02     Subsidiaries. Schedule 4.02 accurately sets forth each Subsidiary of the Company, its name, place of incorporation or formation, and the record ownership as of the date of this Agreement of all capital stock or other equity interests issued thereby. Each of the Subsidiaries identified on Schedule 4.02 is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization. Each of the Subsidiaries identified on Schedule 4.02 has all requisite corporate or other legal entity, as the case may be, power and authority and all authorizations, licenses and permits necessary to own and operate its properties and to carry on its businesses as now conducted. Each of the Subsidiaries identified on Schedule 4.02 is qualified to do business as a foreign corporation and is in good standing in every jurisdiction in which such qualification is necessary, except where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect. The Company is the sole owner of all of the outstanding equity interests of each of its Subsidiaries.

4.03     Authorization; No Breach; Valid and Binding Agreement.

(a)     The execution, delivery and performance of this Agreement by the Company and the consummation of the Transaction have been duly and validly authorized by all requisite corporate action, and no other corporate proceedings on its part are necessary to authorize the execution, delivery or performance of this Agreement or any of the other Transaction Documentation.

(b)     The execution, delivery, performance and compliance with the terms and conditions of this Agreement by the Company and the consummation of the Transaction by the Company do not and shall not (i) violate, conflict with, result in any breach of, or constitute a default under any of the provisions of the certificates of incorporation or bylaws (or equivalent organizational documents) of any Group Company, (ii) violate or result in a breach of or constitute a violation or default under any Material Contract, or (iii) violate any Law to which any of the Group Companies is subject, except where the failure of any of the representations and warranties contained in clause (ii) or (iii) above to be true would not be material to the business of the Group Companies, individually or as a whole.

(c)     Assuming that this Agreement has been duly authorized, executed and delivered by the other Parties hereto, this Agreement constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium, receivership, or other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

4.04     Capitalization.

(a)     As of the date hereof (but, for the avoidance of doubt, prior to the exercise of Options contemplated in connection with the Transaction), the issued and outstanding shares of capital stock of the Company consist of (A) One Hundred Seventy One Thousand Eight Hundred Eighty-Seven (171,887) Ordinary Shares and (B) Twenty-Three Thousand Eight Hundred Ninety-One (23,891) Preferred Shares. All of the outstanding shares of capital stock of the Company have been duly and validly issued and are fully paid and non-assessable, and were issued in accordance with the registration or qualification requirements of all relevant Laws or pursuant to valid exemptions therefrom. Except for the conversion rights that attach to the Preferred Shares, as a result of (i) the exercise of the Options that are listed on Schedule 4.04(a) and (ii) the cancellation of the Free Shares and outstanding unexercised Options, on the date hereof, there is no equity security of the Company issuable upon exercise, conversion or exchange of any issued and outstanding security of the Company nor are there any rights, options outstanding, or other agreements to acquire any equity security of the Company nor is the Company contractually obligated to purchase, redeem or otherwise acquire any of its outstanding shares that would survive the Closing. No Seller is entitled to any preemptive or similar rights to subscribe for shares of capital stock of the Company that would survive the Closing. As of Closing, the Shareholders’ Agreement shall no longer be, and no voting trusts, other stockholder agreements, proxies or other similar agreements or understanding (including rights of first refusal) are, in effect with the respect to the voting or transfer of any of the capital stock, share capital or other equity interests of the Company.

(b)     Schedule 4.04(b) sets forth, as of the date hereof, the authorized capitalization of each Subsidiary of the Company, the number of shares of each class of capital stock or share capital or other equity interests in each such Subsidiary and the record or legal and beneficial owners thereof. All of the outstanding shares of capital stock of each Subsidiary of the Company have been duly and validly issued and are fully paid and non-assessable, and were issued in accordance with the registration or qualification requirements of all relevant Laws or pursuant to valid exemptions therefrom. There is no equity security of any Subsidiary of the Company issuable upon exercise, conversion or exchange of any issued and outstanding security thereof nor are there any rights, options outstanding or other agreements to acquire any equity security of such Subsidiary nor is any such Subsidiary contractually obligated to purchase, redeem or otherwise acquire any of its outstanding shares that would survive the Closing. No securityholder is entitled to any preemptive or similar rights to subscribe for shares of capital stock of any Subsidiary of the Company that would survive the Closing. There are no voting trusts, stockholder agreements, proxies or other similar agreements or understanding, including rights of first refusal, in effect with the respect to the voting or transfer of any of the capital stock, share capital or other equity interests of any Subsidiary of the Company.

4.05     Financial Statements; No Undisclosed Liabilities.

(a)     Schedule 4.05(a) sets forth the following financial statements of the Company: the Company’s unaudited consolidated balance sheet as of December 31, 2016 (the “Latest Balance Sheet”) and the related statement of income for the twelve (12) month period then ended and the Company’s consolidated audited balance sheets and statements of operations, stockholders’ equity, and cash flows for the fiscal years ended December 31, 2015 and December 31, 2014 (collectively, the “Financial Statements”). The Financial Statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board endorsed by the European Union (“IFRS”), consistently applied, and present fairly in all material respects the financial condition and results of operations of the Group Companies (taken as a whole) as of the times and for the periods referred to therein, subject in the case of the unaudited financial statements to the absence of footnote disclosures and other presentation items.

(b)     The Financial Statements have been prepared on the basis of information derived from the books and records of the Group Companies, which are maintained in the ordinary course of business and are reliable, complete and accurate. The Group Companies have established and maintain systems of internal accounting controls that are designed to provide reasonable assurances that all transactions are recorded as necessary to permit the preparation of proper and accurate financial statements in accordance with IFRS. None of the Group Companies or, to the knowledge of the Company, any auditor, accountant or representative thereof has received any material complaint, allegation or assertion of a problem or claim in writing or, to the knowledge of the Company, otherwise regarding the accounting or auditing practices, procedures, methodologies or methods of any of the Group Companies or their respective accounting controls, except as such complaint, allegation or assertion has been finally resolved.

(c)     The accounts receivable of the Group Companies, as set forth on the Financial Statements or arising since the date thereof, (i) have arisen solely out of bona fide sales and deliveries of materials, supplies, goods, services, equipment, assets and other business transactions in the ordinary course of business, (ii) have been billed or invoiced in the ordinary course of business in accordance with all applicable Law and (iii) are not subject to valid defenses, set-offs or counterclaims, other than customary trade discounts.

(d)     The are no liabilities or obligations of the Group Companies of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, required to be set forth on the Latest Balance Sheet in accordance with IFRS, except for liabilities or obligations (i) disclosed, set forth or reserved against on the face of the Latest Balance Sheet and the notes thereto, (ii) incurred in the ordinary course of business since the date of the Latest Balance Sheet (but excluding liabilities arising out of a breach of, or default under, any agreement, breach of warranty, tort or infringement claim or lawsuit) or (iii) incurred in entering into this Agreement and taken into account in the calculation of the Final Purchase Price.

(e)     None of the Group Companies is a party to any material “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the United States Securities and Exchange Commission).

4.06     Absence of Certain Developments. During the period from the date of the Latest Balance Sheet to the date of this Agreement, (a) none of the Group Companies has experienced a Material Adverse Effect and (b) the business and operations of the Group Companies has been conducted in the ordinary course consistent with past practices.

4.07     Real Property.

(a)     No Group Company owns any real property. Schedule 4.07(a) contains a true and complete list of all leases, licenses, subleases and occupancy agreements or written agreements, together with all amendments, modifications, supplements, renewals, extensions and guarantees related thereto (the “Real Property Leases”), with respect to all real property leased, licensed, subleased or otherwise used or occupied by the Group Companies as of the date hereof (the “Leased Real Property”).

(b)     A true and complete copy of each Real Property Lease has been made available to the Purchaser prior to the date hereof. The Real Property Leases are in full force and effect, and a Group Company holds a valid, subsisting and binding leasehold interest under each such Real Property Lease, subject to Permitted Liens. None of the Group Companies is in default of any material provision under any of the Real Property Leases and there is no subsisting or anticipated breach of any covenant, condition or agreement contained in any Real Property Lease. The Leased Real Property is free and clear of all Encumbrances, other than Permitted Liens. Neither the execution or delivery of this Agreement, nor the consummation of the Transaction, nor the fulfillment of or compliance with the terms and conditions hereof require the consent of or notice to any Person under any Real Property Lease would entitle any Person to terminate any Real Property Lease or recapture the Leased Real Property, increase rent, charge any additional fees or require any other modifications to the terms and conditions of any Real Property Lease.

(c)     All material improvements, systems, equipment, machinery and fixtures located within the demised premises constituting the Leased Real Property are in good operating condition and repair, have been maintained in accordance with commercially reasonable standards and are adequate and suitable in all material respects for the present and continued use, operation and maintenance thereof as now used, operated or maintained, excluding, for the avoidance of doubt, any ordinary wear and tear. There are no pending or threatened condemnation or eminent domain or equivalent proceedings, and none of the Group Companies has received written notice of such proceedings, affecting the Leased Real Property, except as would not be material to the business of the Group Companies, individually or as a whole. None of the Group Companies has subleased, licensed or otherwise granted any third party the right to use or occupy any portion of the Leased Real Property.

4.08     Tax Matters.

(a)     Each of the Group Companies has filed (or has had filed) all material Tax Returns that it was required to file (or to have filed), taking into account any extensions of time to file.

(b)     No Group Company is, as of the date hereof, the subject of a Tax audit or examination with respect to material Taxes.

(c)     No Group Company has any liability for a material amount of Taxes of any Person (other than any of the Group Companies) as a transferee or successor or by reason of the operation of any Tax Law.

(d)     All material Taxes which each Group Company is obligated to withhold from amounts owing to any employee, creditor, independent contractor or third party have been fully paid or properly accrued.

(e)     Since January 1, 2014, no claim has been made by any Tax authority in a jurisdiction where any Group Company has not filed a Tax Return that it is or may be subject to Tax by such jurisdiction, nor to the Company’s knowledge is any such assertion threatened.

(f)     All income and other material Taxes of the Group Companies have been paid, except for Taxes being contested in good faith through appropriate proceedings or Taxes for which adequate reserves have been established in the accounting books and records.

(g)     There are no liens for a material amount of Taxes upon any assets of any of the Group Companies, except for Permitted Liens.

(h)     None of the Group Companies has participated in any “listed transaction”, as defined in U.S. Treasury Regulation Section 1.6011-4(b)(2).

(i)     There has been no waiver or extension of any applicable statute of limitations for the assessment or collection of any material Taxes of any of the Group Companies.

(j)     None of the Group Companies has any liability for any material amounts of Taxes as a result of being (or ceasing to be) a member of an affiliated, consolidated, combined or unitary group.

(k)     None of the Group Companies is a party to or bound by any tax indemnity, tax sharing, tax allocation or similar agreement, other than any agreement the primary purpose of which does not relate to Taxes.

(l)     Each of Bravo Consult EOOD and BI-SAM Limited (U.K.) are corporations for federal income tax purposes.

(m)     None of the Sellers that held or acquired Preferred Shares made a Section 83(b) election under the Code for such Preferred Shares.

(n)     The conditions required by applicable Law for claiming the French research tax credit have been satisfied, and the Company has maintained and preserved all records and supporting documentation reasonably required to support the French research tax credit claim.

4.09     Contracts and Commitments.

(a)     Schedule 4.09(a) sets forth a true and complete list of each of the following Contracts (including any amendment, supplement or modification thereto) to which a Group Company is a party or bound (or that a Group Company has expressly assumed by written Contract) (each Contract listed, or required to be listed, thereon, a “Material Contract”):

(i)     Contracts relating to the borrowing of money or to mortgaging, pledging or otherwise placing an Encumbrance (other than a Permitted Lien) on any asset or portion of an asset of the Group Companies;

(ii)     Contracts under which (A) any Person has directly or indirectly guaranteed any liabilities or obligations of a Group Company or (B) a Group Company has guaranteed any liabilities or obligations of any other Person;

(iii)     leases or agreements under which it is lessee of, or holds or operates, any personal property owned by any other party, for which the annual rental exceeds $50,000 (excluding the Real Property Leases);

(iv)     Real Property Leases;

(v)     Contracts or groups of related Contracts with the same party for the purchase of products or services that provide for annual payments by a Group Company in excess of $250,000 during the trailing twelve (12) month period ending on the date of the Latest Balance Sheet;

(vi)     Contracts or groups of related Contracts with a customer that provide annual net revenues (based on the trailing twelve (12) month period ending on the date of the Latest Balance Sheet) to the Group Companies in excess of $250,000;

(vii)     Company IP Agreements;

(viii)     Contracts that (A) include a covenant not to compete or that limit or purport to limit the ability of a Group Company to engage or compete in any line of business, acquire any entity or compete with any Person or in any geographic area or during any period of time, except for any covenant included in an agreement made in the ordinary course of business that is not material to the business of the Group Companies, individually or as a whole, (B) require the Group Companies to deal exclusively or on a “sole source” basis with another Person or (C) require referrals of business or require the Group Companies to make available materials, supplies, goods, services, equipment or other assets to any Person on a priority, equal or exclusive basis or contain most favored nations obligations or restrictions binding on the Group Companies;

(ix)     Contracts relating to the formation, creation, governance or control of any joint venture, partnership or other similar arrangement to which a Group Company is party;

(x)     Contracts relating to the acquisition or disposition of any capital stock or other equity interests, or any business or product line of any Person, for aggregate consideration in excess of $250,000;

(xi)     Contracts relating to the settlement of any Action or Order involving the Company or any of its Subsidiaries;

(xii)     Contracts between a Group Company, on the one hand, and any Seller, employee, officer, director, manager, equityholder, member or Affiliate of a Seller (other than the Group Companies), on the other hand;

(xiii)     Contracts that (A) are collective bargaining, collective, company, shop or similar agreements or other Contracts with any labor organization, works council, union or employee association (each, a “Collective Bargaining Agreement”); (B) are for the employment of any Participant on a full time, part-time, consulting or other basis providing annual compensation in excess of $100,000; or (C) provide for payment upon the severance of any Participant;

(xiv)     Contracts not otherwise listed above which would reasonably be expected to require payments to or from a Group Company from or to a third party in excess of $100,000 per annum and which is not terminable by either the counterparty or the applicable Company or its Subsidiary on notice of ninety (90) calendar days or less without a premium or penalty; and

(xv)     any outstanding written or otherwise binding commitment to enter into any Contract of the type described in the immediately preceding subsections (i)-(xiv).

(b)     Each Material Contract (assuming due power and authority of, and due execution and delivery by, the other party or parties thereto and subject to the effects of applicable bankruptcy, clarification, insolvency, fraudulent conveyance, moratorium, receivership, or other Laws relating to or affecting creditors’ rights generally and to general principles of equity, whether considered at Law or in equity) is valid and binding on each Group Company that is a party thereto, as applicable, and is in full force and effect, and, to the knowledge of the Company, is valid and binding on the other party or parties thereto.

(c)     (i) As of the date of this Agreement, no Group Company has violated or breached, or committed any default under, any Material Contract; (ii) to the knowledge of the Company, as of the date of this Agreement, no other Person has violated or breached, or committed any default under, any Material Contract; and (iii) as of the date of this Agreement, no event or circumstance has occurred and is continuing through any actions or inactions of the Group Companies or, to the knowledge of the Company, any other Person that would result in a violation or breach of any of the provisions of any Material Contract, or would, with notice or lapse of time, result in termination of any Material Contract or would cause or permit the acceleration of, or other change to, any right or obligation under any Material Contract or the loss of any benefit thereunder.

4.10     Intellectual Property.

(a)     Schedule 4.10(a) sets forth a list as of the date of this Agreement of all: (i) issued Patents and applications for Patents; (ii) Trademark registrations and applications for Trademark registration; (iii) Copyright registrations and applications for Copyright registration; (iv) Domain Name registrations; (v) social media identifiers, handles and tags; and (vi) all Software products licensed or available for license by any Group Company; in each case, included in the Company Owned IP (clauses (i)-(iv) only, the “Company Registered IP”). All Company Registered IP is subsisting and valid and enforceable and all registration, renewal, maintenance and other similar payments that are or have become due with respect to the Company Registered IP have been timely paid by or on behalf of the relevant Group Company.

(b)     Schedule 4.10(b) sets forth all material licenses (including options to license, sublicenses, consent to use agreements, settlements, options to buy, rights of first refusal, coexistence agreements, standstill agreements, covenants not to sue, waivers, releases, pledges and other substantially similar agreements) pursuant to which any Group Company grants or accepts any rights in, or is restricted in its use of, Intellectual Property (each such agreement, a “Company IP Agreement”) other than licenses for unmodified, commercially available “shrink-wrap” or “off-the-shelf” software.

(c)     (i) The Group Companies own or have a valid right to use all Intellectual Property used in the conduct of the business of the Group Companies as currently conducted, free and clear of any Encumbrances other than Permitted Liens; (ii) except as set forth on Schedule 4.10(c), since January 1, 2013, none of the Group Companies has received any written claim or notice (including any “cease and desist” letters, patent assertions or invitations to license) of infringement, dilution, misappropriation or other violation of Intellectual Property and none of the Group Companies has infringed, diluted, misappropriated or otherwise violated, or is currently infringing, diluting, misappropriating or otherwise violating the Intellectual Property of any other Person; (iii) no inter partes review, cancellation, interference, opposition, reissue, reexamination or other similar proceeding is pending or, to the knowledge of the Company, threatened, in which the validity, enforceability or ownership of any Company Registered IP is being contested or challenged (except for office actions or similar communications issued by any Governmental Entity in the ordinary course of prosecution of any pending applications for registration); and (iv) none of the Company Owned IP is subject to any pending Order restricting the ownership, use, validity or enforceability of such Company Owned IP.

(d)     None of the Group Companies has, since January 1, 2013, initiated or threatened in writing any claim against any Person alleging any infringement, dilution, misappropriation or other violation of Company Owned IP, and no such Action is pending, and, to the knowledge of the Company, no Person is infringing, diluting, misappropriating or otherwise violating any Company Owned IP.

(e)     The Group Companies have used commercially reasonable efforts to protect and maintain the confidentiality of all material Trade Secrets included in the Company Owned IP. None of the Group Companies or any of their respective directors, officers, employees, Affiliates, stockholders, agents or representatives has disclosed, delivered or licensed any material Trade Secrets included in the Company Owned IP, including any human-readable software code, including any annotations, commentary or algorithm contained in or relating to any software source code, of any Software included in the Company Owned IP (“Source Code”), to any third Person, other than in the ordinary course of business consistent with past practice and subject to obligations of confidence. The Group Companies (i) have taken commercially reasonable measures to preserve and maintain the performance and security of all communications networks, data centers, Software, hardware, databases, computer equipment or other information technology owned or leased by the Group Companies (“IT Systems”) and (ii) maintain reasonable documentation regarding all IT Systems and support and maintenance thereof. Since January 1, 2013, (A) there has been no material failure with respect to any IT Systems and (B) there has been no material breach or unauthorized use of any IT Systems. Since January 1, 2013, there have been no material breaches of any software, hardware, databases, computer equipment or other information technology owned by, or operated on behalf of, any Group Company.

(f)     (i) The conduct of the business of the Group Companies has been in compliance with all Laws, contractual requirements, terms of use and privacy policies applicable to the Group Companies pertaining to data protection or information privacy, security, collection, use and disclosure (including, for the avoidance of doubt, Directive 95/46/EC of the European Parliament and the Council of 24 October 1995); (ii) Personal Data collected, stored and processed by the Group Companies can be used by the Purchaser and any of its Affiliates from and after the Closing in the manner currently used by the Group Companies; (iii) the Group Companies have used commercially reasonable efforts to protect the secrecy of Personal Data that the Group Companies (or any Person on behalf of the Group Companies) collects, stores, uses or maintains for the conduct of the business of the Group Companies and to prevent unauthorized use, disclosure, loss, processing, transmission or destruction of or access to such Personal Data by any other Person and, to the knowledge of the Company, since January 1, 2013 no Person has made any illegal or unauthorized use of Personal Data that was collected by or on behalf of the Group Companies; (iv) the Group Companies only transmit across country borders any Personal Data of employees, contractors, customers, distributors, payment processors/providers or others having material business dealings with the Group Companies in compliance with applicable Law and subject to the proper performance of the information and notification undertakings they may be subject to and all such Personal Data is processed by the Group Companies exclusively in data centers offering adequate safeguards in compliance with applicable Law; (v) since January 1, 2013, none of the Group Companies has been legally required to provide any notices to data owners or has been assessed any administrative fines or penalties in connection with an unauthorized disclosure of personal or non-public information (including Personal Data) or relating to any data security practice, nor has any of the Group Companies provided any such notice since January 1, 2013; and (vi) there are no claims pending or, to the knowledge of the Company, threatened, and there have been no claims since January 1, 2013, against any of the Group Companies alleging a violation of any other Person’s privacy or personal information or data rights, or relating to any data security practice.

(g)     (i) Schedule 4.10(g)(i) sets forth a complete and accurate list of each item of OSS that is currently incorporated into, combined with, distributed with, provided to any Person as a service, provided via a network as a service application, or linked with or otherwise made available with any Software product included in the Company Owned IP and offered for sale or license by the Group Companies, and for each such item of OSS, lists the applicable Software product and the name and version number of the applicable license agreement; and (ii) except as set forth on Schedule 4.10(g)(ii), none of the Group Companies has, since January 1, 2013, used or distributed any such OSS in a manner that requires, or would reasonably be expected to require, (x) the disclosure or distribution of the Source Code for any Software included in the Company Owned IP, (y) the license or other provision of any Software included in the Company Owned IP product on a royalty-free basis, or (z) the grant of any Patent license, non-assertion covenant or other rights under any Patents included in the Company Owned IP.

4.11     Litigation. As of the date hereof, there is no legal action, suit, arbitration, claim or other proceeding or governmental investigation (whether federal, state, local or foreign) (“Action”) pending, at Law or in equity, or before or by any Governmental Entity, or threatened in writing, or, to the knowledge of the Company, otherwise, against any Group Company or their respective properties, assets or business, (i) relating to or affecting the Transaction or the validity or enforceability of this Agreement or any of the other Transaction Documentation or (ii) relating to the business of the Group Companies and involves a claim for more than $100,000 or is otherwise material to the Group Companies, individually or as a whole. As of the date hereof, no Group Company is subject to any settlement, stipulation, order, writ, judgment, injunction, decree, ruling, determination or award of any court or of any Governmental Entity (“Order”).

4.12     Governmental Consents, etc. None of the Group Companies is required to submit any material notice, report or other filing with any Governmental Entity in connection with the execution, delivery or performance by the Company of this Agreement or the consummation of the Transaction. No consent, approval, or authorization of any Governmental Entity is required to be obtained by the Company in connection with its execution, delivery or performance of this Agreement or the consummation by the Company of the Transaction.

4.13     Employee Benefit Plans.

(a)     Schedule 4.13(a) sets forth each Company Employee Benefit Plan. With respect to each Company Employee Benefit Plan, the Company has provided or made available to the Purchaser or its representatives prior to the date hereof true and complete copies, as applicable, of: (i) the plan and trust documents and the most recent summary plan description (or, in the case of any unwritten Company Employee Benefit Plan, a written description thereof), (ii) the most recent annual report (Form 5500 series), (iii) the most recent financial statements, (iv) the most recent favorable determination letter or similar document from the Internal Revenue Service or applicable Governmental Entity with respect to each Company Employee Benefit Plan intended to qualify under Section 401(a) of the Code or favorable tax treatment under applicable foreign Laws, (v) all current employee handbooks and manuals and (vi) all material communications received from or sent to any Governmental Entity since January 1, 2014.

(b)     No Company Employee Benefit Plan is, and none of the Group Companies or Commonly Controlled Entity has any Liability under, a (i) Multiemployer Plan, (ii) plan that is subject to Title IV of ERISA, (iii) “multiple employer plan” for purposes of Section 4063, 4064 or 4066 of ERISA, (iv) “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA subject to ERISA or (v) defined benefit pension plan, and no Company Employee Benefit Plan provides health or other welfare benefits to former employees of the Group Companies other than health continuation coverage pursuant to COBRA and/or compliance with minimum coverage provided by applicable Laws, and no circumstances exist that could result in any of the Group Companies becoming obligated to provide any such benefits.

(c)     Each Company Employee Benefit Plan has been maintained and administered, and each Group Company is with respect thereto, in compliance in all material respects with its terms and the applicable requirements of ERISA, the Code, the Collective Bargaining Agreement, the French Labor and Social Security Codes and any other applicable Laws. All required contributions, assessments and premium payments required to be made by the Group Companies on account of each Company Employee Benefit Plan have been timely made, and all contributions required to be made to each such Company Employee Benefit Plan for all periods prior to the date hereof have been, as the case may be, made or accrued as a current liability. Each Company Employee Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code or similar Laws has received, or is the subject of, a favorable determination, qualification or opinion letter from the Internal Revenue Service or the applicable Governmental Entity on the form of such Company Employee Benefit Plan on which the Company can rely and, to the knowledge of the Company, nothing has occurred, whether by action or failure to act, that would reasonably be expected to affect the qualified status of any such Company Employee Benefit Plan.

(d)     None of the Group Companies has incurred, or would reasonably be expected to incur, any Liability under or in respect of any employee benefit plan pursuant to any statute or regulation that imposes liability on a “controlled group” or similar basis (as used in Section 4001 of ERISA or Section 414 of the Code), as a result of any Group Company being treated, prior to the Closing Date, as a single employer under Section 4001 of ERISA or Section 414 of the Code with respect to any other Person.

(e)     None of the Group Companies or, to the knowledge of the Company, any Participant, trustee or fiduciary of any Company Employee Benefit Plan (or any related trust) has engaged in any transaction with respect to any Company Employee Benefit Plan that would be reasonably likely to subject the Group Companies to any material Tax or penalty (civil or otherwise) imposed by ERISA, the Code or other applicable Law.

(f)     Except as provided in the Employment Agreements, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will cause (either alone or in conjunction with any other event) the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit to any current of former employee, officer, director or contractor of the Group Companies (each, a “Participant”), or result in any breach or violation of or default under, or limit the Group Companies’ right to amend, modify or terminate, any Company Employee Benefit Plan.

(g)     The consummation of the transactions contemplated hereby (either alone or in combination with any other event) will not give rise to any payment (or acceleration of vesting of any amounts or benefits) that will be an “excess parachute payment” as defined in Section 280G of the Code. No Participant is entitled to receive any gross-up or additional payment by reason of any Tax being imposed on such Person, including any Tax required by Section 409A or 4999 of the Code. The Company has obtained any required waivers or consents from each “disqualified individual” (as defined in Section 280G(c) of the Code) with respect to any Group Company (a “Disqualified Individual”), and on March 10, 2017, submitted for approval or disapproval, by the Sellers of the Company, in a manner that satisfies Section 280G(b)(5) of the Code and the final Treasury Regulations issued thereunder, the right of each Disqualified Individual to receive or retain, as applicable, the payments and benefits (whether in cash or property or the vesting of property) described in the Seller disclosure memorandum provided to, reviewed and approved by the Purchaser and its representative prior to such date.

(h)     Each Company Employee Benefit Plan maintained outside the jurisdiction of the United States primarily for the benefit of any Participant residing or working outside the United States, which is required to be registered or approved by any Governmental Entity, has been so registered and approved and, to the knowledge of the Company, has been maintained in good standing with applicable requirements of Governmental Entities.

4.14     Insurance. Schedule 4.14 lists each insurance policy maintained by the Group Companies as of the date hereof. Prior to the date hereof, the Company has made available to the Purchaser true and complete copies of all insurance policies and fidelity bonds relating to the assets, business operations, employees, officers of directors of the Group Companies, in each case that are in effect as of the date hereof. The Group Companies are insured against such risks and in such amounts as required by applicable Law or as the Company has reasonably determined to be necessary and prudent in light of the business of the Group Companies. No written notice of cancellation or nonrenewal with respect to or material increase in any premium of any such insurance policy has been received by the Group Companies. All of the insurance policies of the Group Companies are in full force and effect, and no Group Company is in default with respect to its obligations under any of such insurance policies or has been denied insurance coverage. There are no claims by the Group Companies pending under any such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters thereof in respect of which such underwriters have reserved their rights. All claims under such insurance policies have been filed in due and timely fashion and in the manner or detail required by such insurance policy.

4.15     Compliance with Laws. As of the date hereof, each of the Group Companies is in compliance, and since January 1, 2013, has been in compliance, in all material respects, with all applicable Laws of applicable Governmental Entities. As of the date hereof, all approvals, filings, registrations, grants, authorizations, exemptions, orders, consents, permits and licenses of Governmental Entities (collectively, “Permits”) required to conduct the business of the Group Companies as currently conducted are in the possession of the Group Companies, are valid and are in full force and effect, except for failures to have such Permits as would not be material to the Group Companies, individually or as a whole. As of the date hereof, there is no material investigation, proceeding or disciplinary action (including fines) currently pending or threatened in writing against any Group Company by a Governmental Entity.

4.16     Environmental Laws.

(a)     Each of the Group Companies has obtained and possesses all Permits required under applicable Laws concerning occupational health and safety or pollution or protection of the environment, including all such Laws relating to the emission, discharge, release, or threatened release of any chemicals, petroleum, pollutants, contaminants, or hazardous or toxic materials, substances, or wastes into ambient air, surface water, groundwater, or lands or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any chemicals, petroleum, pollutants, contaminants, or hazardous or toxic materials, substances, or wastes (“Environmental and Safety Laws”), except where the failure to possess such Permits would not be material to the Group Companies, individually or as a whole.

(b)     Each of the Group Companies is, and since January 1, 2014 has been, in compliance with all Environmental and Safety Laws, with all terms and conditions of any Permits issued thereunder, and with any written notice or demand letter issued, entered, promulgated, or approved thereunder, except where the failure to comply would not be material to the Group Companies, individually or as a whole.

(c)     No Group Company has received any written notice from any Person alleging any obligation, violation or liability arising under Environmental and Safety Laws, including for any investigatory, remedial, or corrective obligation, relating to any Group Company or its facilities, except where such obligation, violation or liability would not be material to the Group Companies, individually or as a whole.

4.17     Employees.

(a)     Each Group Company is, and has been within the last three years, in compliance in all material respects with all applicable Collective Bargaining Agreements and Laws relating to employment, immigration, labor, social security, concealed work (“travail dissimulé”), simultaneous holding of employment contract and corporate position and wage and working time matters, and none of the Group Companies has received written, or, to the knowledge of the Company, oral communication during the past three years of the intent of any Governmental Entity responsible for such matters to conduct an investigation of or affecting the Group Companies and there is no Action pending, or, to the knowledge of the Company, threatened against the Group Companies regarding any such matters. No Group Company is a party to any Collective Bargaining Agreement other than those listed in Schedule 4.17(a), nor is any Collective Bargaining Agreement presently being negotiated, nor, to the knowledge of the Company, are there any union organizing activities involving the employees of any Group Company to authorize representation by any labor organization. There are no strikes, work stoppages, slowdowns, lockouts, arbitrations or grievances, or other material labor disputes, pending or, to the knowledge of the Company, threatened against or involving any employees of the Group Companies or the Group Companies.

(b)     None of the Group Companies has any material Liability or obligations, including under or on account of a Company Employee Benefit Plan, arising out of the hiring of persons to provide services to the Group Companies and treating such persons as consultants or independent contractors and not as employees of the Group Companies. Each Participant of the Group Company has been properly classified by the applicable Group Companies as “exempt” or “non-exempt” under applicable Law, except as would not reasonably be expected to result in a material liability to any Group Company.

(c)     None of the Group Companies has operated or intends to operate any redundancy scheme nor entered into any arrangement (whether contractual or non-contractual) which provides for severance payments greater than those required by applicable Laws or the applicable mandatory Collective Bargaining Agreement, or for notice periods greater than those set out by applicable Laws or the applicable mandatory Collective Bargaining Agreement (whichever is the greater).

(d)     The Company has provided prior to the date hereof, (i) Schedule 4.17(d)(i) setting forth a complete and correct list of all current employees of the Group Companies, including their respective titles, current compensation (including base salary or wage rate, current target bonus entitlement and other incentive or contingent compensation), start date, service reference date (if different from the start date), date of birth, work location, status, vacation entitlement formula, amount of accrued but unused vacation as of February 28, 2017 and whether or not any such employee is on leave of absence (and if so the reason for absence and the expected date of return to work, if any); (ii) Schedule 4.17(d)(ii) setting forth a complete and correct list of all individuals who (A) devote their full-time efforts to providing services to the Group Companies and (B) who are employed by a third-party or who are otherwise consultants or independent contractors of the Group Companies, including each such Person’s current compensation, start date, service reference date (if different from start date), work location and any Company Employee Benefit Plans in which the Person is a participant; and (iii) Schedule 4.17(d)(iii) setting forth a complete and correct list of individuals to whom the Group Companies have provided an offer of employment or an offer of engagement as an independent contractor and who, as of the date hereof, has either accepted such offer but not yet commenced working or has neither accepted nor rejected such offer, and sets forth in reasonable detail the material terms of each such offer.

4.18     Brokerage. Except for fees and expenses of Persons listed on Schedule 4.18, there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the Transaction based on any agreement made by or on behalf of the Company for which the Purchaser, the Sellers or the Company would be liable following the Closing.

4.19     Customers and Suppliers. Since the date of the Latest Balance Sheet, (i) no Material Customer has cancelled, terminated or indicated any intent to cancel or terminate its relationship with the Group Companies or has materially decreased its subscriptions for or usage of the products or services provided by the Group Companies; and (ii) no Material Supplier has cancelled, terminated or indicated any intent to terminate its relationship with the Group Companies or has materially increased the pricing for the products or services provided by such Material Supplier to the Group Companies.

4.20     No Other Representations or Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY THE GROUP COMPANIES OR THE SELLERS IN THIS AGREEMENT, NO GROUP COMPANY OR AFFILIATE THEREOF NOR ANY OTHER PERSON MAKES ANY OTHER REPRESENTATION OR WARRANTY WITH RESPECT TO THE GROUP COMPANIES OR ANY OTHER PERSON OR THEIR RESPECTIVE BUSINESSES, OPERATIONS, ASSETS, LIABILITIES, CONDITION (FINANCIAL OR OTHERWISE) OR PROSPECTS, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE PURCHASER OR ANY OF ITS AFFILIATES OR REPRESENTATIVES OF ANY DOCUMENTATION, FORECASTS, PROJECTIONS OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY THE GROUP COMPANIES OR THE SELLERS IN THIS AGREEMENT, ALL OTHER REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESS OR IMPLIED, ARE EXPRESSLY DISCLAIMED BY THE GROUP COMPANIES AND THE SELLERS.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Each Seller, solely as to itself and not with respect to any other Seller, represents and warrants to the Purchaser, on a several, and not on a joint and several, basis only, as follows:

5.01     Organization and Power. Such Seller, if not an individual: (a) is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and (b) has all requisite corporate or other legal entity power and authority and all authorizations, licenses and permits necessary to carry on its business as it is now being conducted and to own the properties and assets it now owns, except as would not otherwise prevent such Seller from entering into this Agreement, consummating the Transaction or complying with any of such Seller’s obligations in accordance with the terms and conditions of this Agreement.

5.02     Authorization; No Breach; Valid and Binding Agreement.

(a)     The execution, delivery and performance of this Agreement by such Seller and the consummation of the Transaction have, if such Seller is not an individual, been duly and validly authorized by all requisite corporate or other entity action, and no other corporate proceedings on its part are necessary to authorize the execution, delivery, or performance of this Agreement or any of the other Transaction Documentation.

(b)     The execution, delivery, performance and compliance with the terms and conditions of this Agreement by such Seller and the consummation by such Seller of the Transaction do not and shall not (i) if such Seller is not an individual, violate, conflict with, result in any breach of, or constitute a default under any of the provisions of the certificates of incorporation or bylaws (or equivalent organizational documents) of such Seller; (ii) violate or result in a breach of or constitute a violation or default under any material Contract to which such Seller is a party; or (iii) violate any Law to which such Seller is subject, except where the failure of any of the representations contained in clause (ii) or (iii) above to be true and correct would not prevent such Seller from entering into this Agreement, consummating the Transaction or complying with any of such Seller’s obligations in accordance with the terms and conditions of this Agreement.

(c)     Assuming that this Agreement is a valid and binding obligation of the other Parties hereto, this Agreement constitutes a valid and binding obligation of such Seller, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium, receivership, or other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

5.03     Ownership and Possession of Shares. Such Seller is the record and beneficial owner of the number of issued and outstanding Shares set forth opposite its name in Exhibit A and, at the Closing, the Purchaser will acquire good and valid title to such Shares beneficially owned by such Seller free and clear of all Encumbrances. As of the Closing, the Shareholders’ Agreement shall no longer be in effect with respect to, and there are no voting trusts, other stockholder agreements, proxies or other agreements or understandings (including any rights of first refusal), to which such Seller is a party or by which it is bound with respect to the voting, transfer or other disposition of any of the capital stock, share capital or other equity interests of the Group Companies.

5.04     Litigation. There is no pending Action that has been commenced against such Seller that challenges, or may have the effect of preventing, delaying, making illegal, or otherwise interfering with, the Transaction. Such Seller: (a) is not subject to any outstanding Orders; and (b) is not a party or, threatened to be made a party, to any Action before any Governmental Entity, in the case of clauses (a) and (b), that are directly related to this Agreement or the Transaction or that would prevent Seller from entering into this Agreement, consummating the Transaction or complying with any of such Seller’s obligations in accordance with the terms and conditions of this Agreement.

5.05     Affiliated Transactions. No Seller or Affiliate of a Seller or any Group Company is a party to any contract or transaction with a Group Company. No officer or member of the board of directors (or its equivalent governing body) or member or partner of any Group Company, any Seller or any Affiliate of any Group Company or any Seller or any individual in such officer’s, director’s, member’s or partner’s immediate family, is a party to any Contract or transaction with any Group Company (other than the receipt of salaries and other employment and/or board-related compensation in the ordinary course of business).

5.06     Disclaimer. Except as expressly set forth in this Agreement or provided pursuant to the other Transaction Documentation, such Seller makes no representation or warranty, express or implied, at Law or in equity and any such other representations or warranties are hereby expressly disclaimed. Notwithstanding anything to the contrary: (a) such Seller shall not be deemed to make to the Purchaser any representation or warranty, other than as expressly made by such Seller in this Agreement or provided pursuant to the other Transaction Documentation; and (b) for the avoidance of doubt, such Seller makes no representation or warranty to the Purchaser: (i) with respect to any projections, estimates or budgets heretofore delivered to or made available to the Purchaser or its counsel, accountants or advisors of future revenues, expenses or expenditures or future results of operations of any Group Company; or (ii) except as expressly covered by a representation and warranty expressly contained in this Agreement or provided pursuant to the other Transaction Documentation, any other information or documents (financial or otherwise) made available to the Purchaser or its counsel, accountants or advisors with respect to the Transaction or the Company or any Subsidiary. The Purchaser hereby expressly acknowledges and agrees to the disclaimer set forth in this Section 5.06.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Company and to the Sellers as follows:

6.01     Organization and Power. The Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Purchaser has all requisite corporate power and authority to enter into this Agreement and perform its obligations hereunder. There is no pending or, to the knowledge of the Purchaser, threatened action for the dissolution, liquidation or insolvency of the Purchaser.

6.02     Authorization; No Breach; Valid and Binding Agreement.

(a)     The execution, delivery, and performance of this Agreement by the Purchaser and the consummation of the Transaction have been duly and validly authorized by all requisite corporate action, and no other corporate proceedings on its part are necessary to authorize the execution, delivery or performance of this Agreement or any of the other Transaction Documentation.

(b)     The execution, delivery, performance and compliance with the terms and conditions of this Agreement by the Purchaser and the consummation of the Transaction by the Purchaser do not and shall not (i) violate, conflict with, result in any breach of, or constitute a default under, any of the provisions of the certificates of incorporation or bylaws (or equivalent organizational documents) of the Purchaser, (ii) violate or result in a breach of or constitute a violation or default under, any material Contract to which Purchaser is a party, or (iii) violate any Law to which Purchaser is subject.

(c)     Assuming that this Agreement has been duly authorized, executed and delivered by the other Parties hereto, this Agreement constitutes a valid and binding obligation of Purchaser, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium, receivership, or other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

6.03     Governmental Consents, etc. The Purchaser is not required to submit any material notice, report or other filing with any Governmental Entity in connection with the execution, delivery or performance by it of this Agreement or the consummation of the Transaction. No material consent, approval or authorization of any Governmental Entity is required to be obtained by the Purchaser in connection with its execution, delivery or performance of this Agreement or the consummation by the Purchaser of the Transaction.

6.04     Litigation. As of the date hereof, there is no Action pending, at Law or in equity, or before or by any Governmental Entity, or threatened in writing, or, to the knowledge of the Purchaser, otherwise, against the Purchaser or its properties, assets or business, that would have a Purchaser Material Adverse Effect. As of the date hereof, the Purchaser is not subject to any Order that would have a Purchaser Material Adverse Effect.

6.05     Brokerage. Except for fees with respect to services rendered by Quayle Munro Limited in connection with the Transaction, there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the Transaction based on any agreement made by or on behalf of the Purchaser.

6.06     Acknowledgment. The Purchaser acknowledges and agrees that it has conducted its own independent investigation and analysis of the Group Companies, the business of the Group Companies, and the results of operations, prospects, conditions (financial or otherwise), and assets of the Group Companies. In making its decision to enter into this Agreement and consummating the Transaction, the Purchaser has relied upon its own investigation and analysis, the express representations and warranties of the Company and the Sellers set forth in this Agreement and the other Transaction Documentation (including the accompanying Disclosure Schedules) and the absence of any fraud on the part of any Seller, Group Company or representative thereof in connection with their facilitation of the Purchaser’s investigation, including in respect of any information that any of them provided to the Purchaser in connection therewith. The Purchaser acknowledges that, other than as set forth in this Agreement or any of the other Transaction Documentation, none of the Group Companies, or any of their respective directors, officers, employees, Affiliates, stockholders, agents or representatives, makes or has made any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to the Purchaser and its agents or representatives prior to the execution of this Agreement.

ARTICLE VII

COVENANTS OF THE PURCHASER

7.01     Access to Books and Records. From and after the Closing, the Purchaser shall, and shall cause the Company to, provide the Sellers’ Representative and its authorized representatives with access (for the purpose of examining and copying), during normal business hours and upon reasonable notice, to the books and records of the Group Companies with respect to periods or occurrences prior to or on the Closing Date, including with respect to any insurance claims, governmental investigations, legal compliance and financial statement preparation, but excluding any Tax Returns; provided that such access shall not unreasonably interfere with the normal operations of the Company. The Purchaser shall retain all books and records relating to the Group Companies for the periods prior to the Closing Date in accordance with the Purchaser’s ordinary and documented record retention policies (the “Record Retention Policies”). During the period in which such books and records are retained by the Purchaser pursuant to the Purchaser’s Record Retention Policies, the Purchaser shall not, and shall not permit the Group Companies to destroy, alter or otherwise dispose of any of the books and records of any Group Company for any period prior to the Closing Date subject to this Section 7.01 without first giving reasonable prior notice to the Sellers’ Representative and offering to surrender to the Sellers’ Representative such books and records or any portion thereof that the Purchaser or the Company may intend to destroy, alter or dispose of; provided that, if the Sellers’ Representative shall not promptly respond to such notice, the Purchaser shall be entitled to dispose of such books and records at its sole discretion. Notwithstanding to the contrary in the first or second sentence of this Section 7.01, the Purchaser shall not be required to provide access to any books and records to the extent such access is prohibited by law or, in the Purchaser’s reasonable judgment, would jeopardize any attorney-client or legal privilege or contravene any fiduciary duty or confidentially obligation of the Purchaser.

7.02     Employee Matters.

(a)     For a period beginning on the Closing Date and continuing thereafter through August 31, 2017 (or, if shorter, the period of employment with the Purchaser or any of its Subsidiaries following the Closing), the Purchaser will provide, or will cause the Group Companies to provide, each employee of the Group Companies who is employed primarily in the U.S. and continues to be employed by the Purchaser and its Subsidiaries following the Closing Date (collectively, “U.S. Continuing Employees”) with (i) salary or hourly wage rate and target annual cash incentive compensation opportunities that are substantially comparable to the salary or hourly wage rate and target annual cash incentive compensation opportunities provided to such U.S. Continuing Employee immediately prior to the Closing Date and (ii) employee benefits (other than defined benefit pension and retiree medical benefits) that are substantially comparable in the aggregate to the employee benefits provided under the Company Employee Benefit Plans in which such U.S. Continuing Employees participated immediately prior to the date hereof.

(b)     The Purchaser further agrees that the Purchaser will, and will cause the Group Companies to, grant all U.S. Continuing Employees full credit for all service with the Group Companies (or predecessor employers to the extent the Group Companies provide such past service credit) prior to the Closing Date for purposes of eligibility, vesting, and determining the level of vacation and severance benefits under any benefit or compensation plan, program, policy or agreement made available to U.S. Continuing Employees on or after the Closing Date occurs (collectively, the “New Plans”) to the same extent such service was recognized immediately prior to the Closing Date by the Group Companies; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits. In addition, the Purchaser will, and will cause the Group Companies to, use commercially reasonable efforts to: (i) cause to be waived all pre-existing condition exclusions and actively at work requirements and similar limitations, eligibility waiting periods, and evidence of insurability requirements under any New Plans that provide health benefits in which U.S. Continuing Employees commence participation during the plan year in which the Closing Date occurs to the extent such exclusions, requirements, or limitations were waived or satisfied by a U.S. Continuing Employee under any Company Employee Benefit Plan providing health benefits in which the U.S. Continuing Employee participated immediately prior to the Closing, and (ii) cause any deductible, co-insurance, and out-of-pocket expenses paid by any U.S. Continuing Employee (or covered dependent thereof) prior to the Closing Date under a Company Employee Benefit Plan that provides health benefits during the plan year in which the Closing Date occurs to be taken into account for purposes of satisfying the corresponding deductible, coinsurance, and maximum out-of-pocket provisions under any New Plan that provides health benefits for the plan year in which the Closing Date occurs.

(c)     Following the Closing Date, each U.S. Continuing Employee’s and each Non-U.S. Continuing Employee’s eligibility for vacation and other paid time off shall be determined under the Purchaser’s vacation policy, other than with respect to amounts of accrued but unused vacation prior to the Closing Date, which shall be honored solely to the extent that such amounts are reflected as a Liability in the Company’s calculation of Working Capital as of the Closing Date.

(d)     From and after the Closing, the Purchaser and its Subsidiaries will provide each employee of the Group Companies who is not a U.S. Continuing Employee and continues to be employed with Purchaser and its Subsidiaries following the Closing Date (collectively, the “Non-U.S. Continuing Employees”) with compensation and benefits in compliance with applicable Law.

(e)     Nothing contained in this Section 7.02, (i) is intended to confer upon any U.S. Continuing Employee or Non-U.S. Continuing Employee or any other Person any right to continued employment or any particular term or condition of employment for any period, (ii) will prohibit or limit the ability of the Purchaser or the Company or any of their respective Affiliates from amending, modifying or terminating any benefit or compensation plan, program, policy, Contract, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them, or (iii) will constitute an amendment to or any other modification of any New Plan or Company Employee Benefit Plan or other benefit or compensation plan, program, policy, Contract, agreement or arrangement. Further, this Section 7.02 will be binding upon and inure solely to the benefit of each of the Parties to this Agreement, and nothing in this Section 7.02, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever (including any third-party beneficiary rights) under or by reason of this Section 7.02.

7.03     Purchaser’s Release. Effective as of the Closing, except as provided pursuant to any Transaction Documentation and except for fraud, the Purchaser, the Company and their respective Affiliates, successors and assigns, and each of the Group Companies and their respective Affiliates, successors and assigns, hereby fully and unconditionally releases, acquits and forever discharges the current and former managers and directors of the Group Companies, Aquiline, each holder of Shares and their Affiliates, and their respective former, current and future equity holders, controlling persons, managers, directors, officers, employees, agents, representatives, Affiliates, members, managers, general or limited partners, or assignees (or any former, current or future equity holder, controlling person, director, manager, officer, employee, agent, representative, Affiliate, member, manager, general or limited partner, or assignee of any of the foregoing) from any and all manner of actions, causes of actions, claims, obligations, demands, damages, costs, expenses, compensation, or other relief, whether known or unknown, whether in law or equity, arising out of or relating to or accruing from their relationship with the Company or other Group Companies prior to the Closing to fullest extent permitted by applicable Law.

ARTICLE VIII

TAX MATTERS

8.01     Responsibility for Filing Tax Returns.

(a)     The Sellers’ Representative shall prepare (or cause to be prepared) all Tax Returns (other than those relating to Transfer Taxes, which are addressed by Section 10.04) that are required to be filed by or with respect to the Group Companies for any taxable year or period that ends on or before the Closing Date (each, a “Seller Prepared Return”). The Purchaser will (and will cause the Company to) cooperate with the Sellers’ Representative to enable the Sellers’ Representative to utilize the Company’s existing tax return preparation firm(s) (the “Accounting Firm”). Such cooperation may include providing access to books and records and accounting staff, and delegating authority to the Sellers’ Representative under the Accounting Firm’s engagement agreement sufficient for the Accounting Firm to take direction from the Sellers’ Representative, or otherwise ensuring that the Sellers’ Representative will have access to (and the ability to direct, even if indirectly through the Company) the Accounting Firm. For the avoidance of doubt, the Company will be responsible for filing the Tax Returns. All Seller Prepared Returns shall be prepared consistent with the past practice of the Company, unless otherwise required by applicable Law or agreed by the parties in writing.

(i)     The Company shall timely file or cause to be filed all Seller Prepared Returns that are required to be filed (giving effect to any validly obtained extensions) on or before the Closing Date.

(ii)     In the case of any Seller Prepared Return that is required to be filed (giving effect to any validly obtained extensions) after the Closing Date, Sellers’ Representative shall deliver a draft of such Seller Prepared Return and related work papers to the Purchaser for its review and comment at least twenty (20) Business Days prior to the respective due date of such Seller Prepared Return. The Sellers’ Representative shall consider and incorporate in good faith into such Seller Prepared Return any changes reasonably requested by the Purchaser with respect to such Seller Prepared Return and the Purchaser shall timely file or cause to be filed such Seller Prepared Return; provided that, if Purchaser believes in good faith that filing any such Seller Prepared Return would reasonably be expected to result in the imposition of criminal penalties on the Purchaser or any of its Affiliates, the Purchaser shall be entitled to make such changes as the Purchaser reasonably believes are necessary to avoid such penalties.

(b)     The Purchaser will prepare and timely file (or cause to be prepared and timely filed) all Tax Returns (other than those relating to Transfer Taxes, which are addressed by Section 10.04) of the of the Group Companies for all Straddle Periods; provided, however, that, with respect to each such Tax Return, to the extent relating to any Pre-Closing Tax Period, such Tax Return shall be prepared on a basis consistent with prior practice, unless otherwise required by applicable Law or agreed by the parties in writing. The Purchaser shall provide a draft of any such Tax Return and related work papers to the Sellers’ Representative for its review and comment at least twenty (20) Business Days prior to the respective due date of such Tax Returns. The Purchaser shall consider and incorporate in good faith into such Tax Returns any changes reasonably requested by the Sellers’ Representative with respect to such Tax Returns insofar as they relate to Taxes for which the Sellers have the obligation to indemnify the Purchaser pursuant to Section 10.04 and the Purchaser shall timely file (or cause to be timely filed) such Tax Return with the relevant Tax Authority as so adjusted.

(c)     All Taxes due and payable with respect to Tax Returns described in this Section 8.01 shall be paid or caused to be paid by preparer to the relevant Tax Authority, subject to reimbursement by the other party pursuant to ARTICLE IX.

8.02     Allocation of Tax Liability for Straddle Periods. For purposes of allocating responsibility for Taxes between the Sellers and the Purchaser for a Straddle Period, Taxes shall be attributed to the pre-closing portion of a Straddle Period as follows: (a) in the case of any Tax that is either based upon or measured by income or gross receipts or imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), including any sales or use Tax and any withholding Tax, the amount of Taxes attributable to the pre-closing portion of the Straddle Period shall be equal to (i) the amount that would be payable if the relevant Tax period ended on and included the Closing Date and (ii) in the case of any such Taxes attributable to the ownership of any equity interest in a partnership, other “flow through” entity or “controlled foreign corporation” (within the meaning of Section 957(a) of the Code or any comparable applicable Law), as if the taxable period of that entity ended on and included the Closing Date, and (b) in the case of any Taxes not described in clause (a) above that are imposed on a periodic basis and measured by the level of any item (e.g., property Taxes that are based upon valuation of the item), the amount of such Taxes attributable to the pre-closing portion of the Straddle Period shall be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on and including the day prior to the Closing Date and the denominator of which is the number of days in the entire Straddle Period.

8.03     Amendment of Tax Returns; Other Tax Actions. Without the prior written consent of the Sellers’ Representative, which shall not be unreasonably withheld, conditioned or delayed, the Purchaser shall not, and shall not allow the Group Companies to, (a) re-file, amend or otherwise modify (in whole or in part) any Seller Prepared Return after the date such Tax Returns are filed, unless required by applicable Law, (b) extend or waive, or cause to be extended or waived, any statute of limitations or other period for the assessment of any Tax or deficiency related to a Pre-Closing Tax Period or (c) except as otherwise contemplated by this Agreement, with respect to the Group Companies, take any action on the Closing Date but after the Closing that is outside the ordinary course of business.

8.04     Tax Refunds. Any Tax refunds that are received by the Purchaser or the Group Companies, and any amounts credited against Tax in lieu of a Tax refund to which the Purchaser or the Company becomes entitled, that relate to Pre-Closing Tax Periods shall be for the account of the Sellers, except to the extent any such Tax refund or credit against Tax in lieu of a Tax refund was included as a Current Asset in the determination of Working Capital, as ultimately determined pursuant to Section 2.03. Any Tax refunds that are received by any of the Sellers, and any amounts credited against Tax in lieu of a Tax refund to which any of the Sellers become entitled, that relate to a Tax period that is not a Pre-Closing Tax Period shall be for the account of the Purchasers. The Sellers and the Purchaser shall pay over, or cause to be paid over, to the Purchaser or the Sellers, respectively, any such refund or the amount of any such credit to which the Purchaser or the Seller, respectively, is entitled under this Section 8.04 within ten (10) days after receipt thereof, in the case of a Tax refund, or after filing the Tax Return pursuant to which the credit is claimed, in the case of any credit against Tax in lieu of a Tax refund. If any portion of a refund or credit is subsequently disallowed by any Tax Authority, then amounts previously paid hereunder in respect thereof shall be promptly reimbursed by the payee to the payor. The Purchaser shall file for refunds of refundable French research tax credits which relate to eligible research expenditures incurred on or before December 31, 2016. Notwithstanding the foregoing, any French research credit refunds shall be retained by the Purchaser.

8.05     Cooperation on Tax Matters. The Purchaser, the Company, and the Sellers shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns and the claiming of Tax refunds pursuant to this ARTICLE VIII and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and the making available of employees on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Purchaser, the Company and the Sellers agree (i) to retain all financial books and records with respect to Tax matters pertinent to the Group Companies relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by the Purchaser or the Sellers, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Tax Authority, and (ii) to give the other party reasonable written notice prior to transferring, destroying or discarding any such financial books and records and, if the other party so requests, the Company or the Sellers, as the case may be, shall allow the other party to take possession of such financial books and records.

8.06     Tax Treatment of Indemnification Payments. All payments made pursuant to ARTICLE IX shall be treated as an adjustment to the Provisional Purchase Price for all applicable Tax purposes unless otherwise required by applicable Law.

8.07     Code Section 338(g) Election. The Purchaser shall be entitled to make an election under Section 338(g) of the Code with respect to any and all of the Group Companies that are not incorporated in the United States.

8.08     Responsibility for Pre-Closing Taxes. Subject to the applicable limitations contained in ARTICLE IX, the Sellers shall be responsible for and shall indemnify the Purchaser Indemnified Parties for all Taxes for any Pre-Closing Tax Period, except to the extent such Taxes were taken into account as a Liability in Working Capital as finally determined pursuant to this Agreement.

ARTICLE IX

INDEMNIFICATION

9.01     Survival.

(a)     Subject to the limitations and other provisions of this Agreement, the representations and warranties contained in this Agreement, other than the Seller Fundamental Representations and Purchaser Fundamental Representations, shall not survive the Closing; provided, however, that the representations and warranties contained in Section 4.08 shall survive until December 31, 2020.

(b)     Subject to the limitations and other provisions of this Agreement, all of the Seller Fundamental Representations and Purchaser Fundamental Representations shall survive the Closing until 60 days following the expiration of the applicable statute of limitations (taking into account any extension thereof).

(c)     Subject to the limitations and other provisions of this Agreement, (i) each of the indemnification obligations set forth in Section 9.02(a)(ii), Section 9.02(a)(iii) and Section 9.03 shall survive the Closing until 60 days following the expiration of the applicable statute of limitations (taking into account any extension thereof); (ii) the indemnification obligation set forth in Section 9.02(a)(iv) shall survive the Closing until December 31, 2018; and (iii) the indemnification obligations set forth in Section 9.02(a)(v) shall survive the Closing until December 31, 2020.

(d)     Notwithstanding Section 9.01(c), an Indemnified Parties’ rights to indemnification under this ARTICLE IX, and any applicable representations, warranties, covenants or agreements giving rise to such right to indemnification shall not terminate with respect to any claim with respect to which such Indemnified Party has delivered a written notice to the Indemnifying Party prior to the applicable expiration date, alleging in good faith a breach of any representation, warranty, covenant or agreement or other right to indemnification and setting forth, in reasonable detail, the basis for indemnification, the facts upon which the claim for indemnification is based and, if known, an estimate in reasonable detail of the Damages incurred in connection therewith; in which case, the applicable representation, warranty, covenant, agreement or right to indemnification under this ARTICLE IX shall survive until, and only for purposes of, the resolution of the matters covered by all such notices related thereto.

(e)     All agreements and covenants contained herein that by their terms contemplate actions or impose obligations following the Closing shall survive the Closing and remain in full force and effect in accordance with their terms.

(f)     For the purposes of this Agreement, a Party’s representations and warranties shall be deemed to include such Party’s Disclosure Schedule.

(g)     Without limiting the generality of the foregoing, and except to the extent the subject of any representations or warranties made by a Group Company or a Seller or in the case of fraud, the Purchaser Indemnified Parties shall have no claim pursuant to this ARTICLE IX, with respect to any projections, forecasts, estimates, plans, or budgets of future revenue, expenses, or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or the future business, operations, or affairs of the Company and the Subsidiaries heretofore or hereafter delivered to or made available to the Purchaser or its representatives or Affiliates.

9.02     Indemnification of Purchaser Indemnified Parties.

(a)     Following the Closing, each of the Sellers shall severally and not jointly (solely for their Pro Rata Share) indemnify the Purchaser or, at the discretion of the Purchaser, the Group Companies and their respective officers, directors, employees, stockholders, agents, and other representatives (the “Purchaser Indemnified Parties”) against, and hold the Purchaser Indemnified Parties harmless for, the following:

(i)     any Damages incurred by any such Purchaser Indemnified Party as a result of the failure of any Seller Fundamental Representation contained in ARTICLE IV of this Agreement to be true and correct on the Closing Date;

(ii)     any Damages incurred by any such Purchaser Indemnified Party as a result of the breach of any agreement, covenant or obligation of the Sellers in this Agreement (other than pursuant to Section 8.08) or in connection with the transactions contemplated by this Agreement;

(iii)     any Unpaid Transaction Expenses to the extent not reflected in the calculation of the Transaction Expenses Adjustment;

(iv)     any Damages incurred by any such Purchaser Indemnified Party in connection with the InvestPic Claim (the “InvestPic Claim Damages”); and

(v)     any (x) Damages in respect of Taxes imposed on the Group Companies or on William Haney and/or Andrew Jones as a result of the issuance or the purchase of the Preferred Shares; and (y) Damages incurred by any such Purchaser Indemnified Party as a result of the failure of any representation contained in Section 4.08 to be true and correct on the Closing Date or, without duplication, in respect of any Taxes that are the responsibility of the Sellers pursuant to Section 8.08, if and to the extent that such Purchaser Indemnified Party does not obtain dollar for dollar compensation in respect of such Damages pursuant to one or more claims that are validly and first made under the RWI Policy, subject to the last sentence of Section 9.07(d).

(b)     Following the Closing, each of the Sellers shall severally and not jointly indemnify the Purchaser Indemnified Parties against, and hold the Purchaser Indemnified Parties harmless for, any Damages incurred by any such Purchaser Indemnified Party as a result of the failure of any of such Seller’s Seller Fundamental Representations in ARTICLE V of this Agreement to be true and correct on the Closing Date.

(c)     Any payment made in respect of a claim for indemnification under this Agreement (except pursuant to Section 10.01(e)) shall be deemed a reduction in the Final Purchase Price.

9.03     Indemnification of Sellers Indemnified Parties. Following the Closing, the Purchaser hereby agrees to indemnify the Sellers and their respective officers, directors, employees, stockholders, agents and other representatives (“Sellers Indemnified Parties”) against, and hold each of the Sellers Indemnified Parties harmless from, any Damages actually paid or incurred by any such Sellers Indemnified Party as a result of the breach of any representation, warranty, agreement, covenant, or obligation of the Purchaser in this Agreement or in connection with the Transaction.

9.04     Threshold; Limitations on Indemnity.

(a)     General Representations and Warranties. Absent fraud, the Purchaser’s only recourse in respect of any Damages for a breach of the representations and warranties in ARTICLE IV and ARTICLE V (other than Seller Fundamental Representations and the representations contained in Section 4.08) shall be with respect to, and under, the RWI Policy.

(b)     Maximum Liability. The maximum aggregate liability of (i) each Seller with respect to all Damages arising from a breach of the Seller Fundamental Representations and all indemnity claims pursuant to Section 9.02(a)(iii), individually or in the aggregate, will be equal to such Seller’s Pro Rata Share of the Final Purchase Price that such Seller actually received in cleared funds; (ii) each Seller with respect to all indemnity claims pursuant to Section 9.02(a)(iv) will be equal to such Seller’s Pro Rata Share of an amount equal to $2,000,000; (iii) each Seller with respect to all indemnity claims pursuant to Section 9.02(a)(v) will be equal to such Seller’s Pro Rata Share of an amount equal to $5,500,000; provided that such $5,500,000 cap amount shall increase by the amount, if any, of the remaining indemnity cap amount under Section 9.04(b)(ii) on December 31, 2018, to the extent not yet expended (or ultimately expended on a pending claim pursuant to Section 9.02(a)(iv) properly asserted by a Purchaser Indemnified Party pursuant to this ARTICLE IX prior to, and unresolved as of, December 31, 2018), such increase not to exceed $2,000,000; provided, further, that, for the avoidance of doubt, the cap amounts set out in the foregoing clauses (ii) and (iii) shall not be reduced in the event that a Purchaser Indemnified Party has recovered Damages under the RWI Policy which also could have been recovered under a corresponding indemnity under such clauses; and (iv) the Purchaser with respect to all Damages arising from a breach of the Purchaser Fundamental Representations, individually or in the aggregate, will be equal to the Final Purchase Price.

(c)     Fraud. In the event of fraud by the Company, each Seller’s liability shall be limited to such Seller’s Pro Rata Share of the Final Purchase Price that such Seller actually received in cleared funds. In the event of fraud by a Seller, such Seller’s liability shall not be limited; provided, however, that only such Seller shall be liable with respect to such fraud and none of the other Sellers shall incur or be liable for any fraud of any other Seller or any liability in this respect.

(d)     Notwithstanding any other provision of this Agreement, in the event of a breach of any agreement, covenant, or obligation by a specific Seller, only such Seller shall be required to indemnify the Purchaser and none of the other Sellers shall incur or be liable for any Damages in this respect.

9.05     Subrogation. Upon making any payment to the Indemnified Party for any indemnification claim pursuant to this ARTICLE IX, the Indemnifying Party shall be subrogated, to the extent of such payment, to any rights that the Indemnified Party may have against any third party with respect to the subject matter underlying such indemnification claim and the Indemnified Party shall assign any such rights to the Indemnifying Party.

9.06     Sole and Exclusive Remedy. Except for Section 10.01(e), and except for fraud, the indemnification provisions contained in this ARTICLE IX are intended to provide and shall be the sole and exclusive remedy following the Closing as to all money damages for any action based upon, arising out of, or related to the subject matter of this Agreement, and each Party waives to the fullest extent permitted by Law any other rights and remedies it may have under any applicable Law (it being understood that nothing in this Section 9.06 or elsewhere in this Agreement shall affect the Parties’ rights to specific performance or other equitable remedies to enforce the Parties’ obligations under this Agreement).

9.07     Further Limitations.

(a)     The Purchaser Indemnified Parties shall not be entitled to make any claim for indemnification under this Agreement (including, but not limited to, any claim pursuant to a breach of the representations and warranties made by the Company or the Sellers in this Agreement) to the extent that provision for the matter or Damages that would otherwise give rise to the claim in question has been provided in the Closing Accounts, unless the Damages are greater than the amount that has been provisioned, in which case the Purchaser shall be entitled to make a claim for the excess of such Damages above the amount provisioned for in the Closing Accounts.

(b)     The amount of any Damages subject to indemnification under Section 9.02(a) shall be calculated net of any Tax benefits actually received in cash (or as a reduction in cash Taxes otherwise owing) in the Tax year the indemnity payment is received by the Indemnified Party and any insurance proceeds actually received by the Indemnified Party (including any proceeds received pursuant to the RWI Policy) or any indemnity, contribution or other similar payment which has been recovered by the Indemnified Parties from any third party with respect thereto.

(c)     The Purchaser Indemnified Parties will not have the right to indemnification under this Agreement for any Damages to the extent such Damages are based on Taxes: (i) attributable to taxable periods (or portions thereof) beginning after the Closing Date, (ii) resulting from transactions or actions taken by the Purchaser, the Group Companies or any of their respective Affiliates after the Closing that are outside the ordinary course of business, or (iii) that result from Purchaser’s breach of any of the covenants contained in ARTICLE VIII.

(d)     If any Purchaser Indemnified Party has a claim for indemnification under Section 9.02(a)(i) or Section 9.02(b), prior to seeking recovery from any Seller, Purchaser agrees to make, or cause the appropriate Purchaser Indemnified Party to make, a claim for the full amount of such Damages under the RWI Policy; provided, however, that, so long as the Purchaser or the appropriate Purchaser Indemnified Party has first made such a claim under the RWI Policy, the Purchaser or such Purchaser Indemnified Party may also make a claim for indemnification under Section 9.02(a)(i) or Section 9.02(b), notwithstanding the fact that the Purchaser Indemnified Party’s claim under the RWI Policy is still pending. Purchaser also agrees to use its commercially reasonable efforts to pursue, and cause the appropriate Purchaser Indemnified Party to use its commercially reasonable efforts to pursue, such claim under the RWI Policy. Purchaser agrees not to, and shall cause the Company not to, cancel or otherwise consent to the termination of the RWI Policy. Notwithstanding the foregoing, (i) in no event shall any Purchaser Indemnified Party be entitled to recover any duplicate Damages pursuant to this ARTICLE IX (for the avoidance of doubt, in the event that a Purchaser Indemnified Party is entitled to recover Damages in respect of a claim under both this ARTICLE IX and the RWI Policy, recovery under this ARTICLE IX of any deductible in respect of such claim under the RWI Policy shall not constitute duplicate Damages); and (ii) if any Purchaser Indemnified Party shall recover any duplicate Damages pursuant to the RWI Policy subsequent to recovering any such corresponding Damages from a Seller pursuant to this ARTICLE IX, such Purchaser Indemnified Party shall promptly reimburse and deliver the amount of the duplicate Damages recovered pursuant to the RWI Policy to the Payments Administrator for further distribution to the Sellers.

(e)     If any Purchaser Indemnified Party has a claim for indemnification under Section 9.02(a) severally against each of the Sellers, except in the case of fraud or willful misconduct on the part of one or more of the Sellers, such Purchaser Indemnified Party shall make, to the extent applicable, a corresponding claim against each of the Sellers, and shall use commercially reasonable efforts to pursue such claim against each such Seller, unless the Purchaser Indemnified Party has determined in good faith that pursuing such claim against such Seller would not be commercially reasonable.

(f)     If any Purchaser Indemnified Party has a claim for indemnification under Section 9.02(a)(iv), prior to seeking recovery from any Seller, Purchaser agrees that it shall, and shall cause the appropriate Purchaser Indemnified Party, if applicable, to, prior to seeking indemnification from Sellers, first, pursue recovery in respect of such Purchaser Indemnified Party’s claim(s) for Damages under the FinAnalytica Agreement from any amounts (i) escrowed pursuant to Section 2.10 of the FinAnalytica Agreement (the “FinAnalytica Escrow Amount”); or (ii) recoverable by means of set-off, pursuant to Section 2.15 and Section 7.5 of the FinAnalytica Agreement, against any Earn-Out Amounts payable under the FinAnalytica Agreement.

(g)     If the InvestPic Claim has not been finally determined in accordance with Section 7.5(f) of the FinAnalytica Agreement (the “Final Determination”) on or prior to the date the Earn-Out Amount becomes payable pursuant to Section 2.15 of the FinAnalytica Agreement, the Sellers’ Representative, solely on behalf of the Sellers, will transfer to the Purchaser an amount equal to the Earn-Out Amount, if any (any such amount transferred to Purchaser, the “InvestPic Claim Reserve” and, the sum total of the FinAnalytica Escrow Amount and the InvestPic Claim Reserve, the “InvestPic Claim Indemnity Amount”).

(h)     Upon Final Determination of the InvestPic Claim, the InvestPic Claim Reserve shall be dealt with as follows:

(i)     In the event that the InvestPic Claim Damages are not greater than the FinAnalytica Escrow Amount, the Purchaser shall transfer the full amount of the InvestPic Claim Reserve to the Payments Administrator for further distribution to the Sellers in accordance with each Seller’s Pro Rata Share;

(ii)     In the event that the InvestPic Claim Damages are greater than the FinAnalytica Escrow Amount but less than the InvestPic Claim Indemnity Amount, the Purchaser shall transfer the amount equal to the difference between the InvestPic Claim Indemnity Amount and the InvestPic Claim Damages to the Payments Administrator for further distribution to the Sellers in accordance with each Seller’s Pro Rata Share, and the Purchaser shall retain the balance of the InvestPic Claim Reserve; or

(iii)     In the event that the InvestPic Claim Damages are greater than the InvestPic Claim Indemnity Amount, the Purchaser shall retain the entire InvestPic Claim Reserve.

(i)     For the avoidance of doubt, the aggregate amount of InvestPic Claim Damages for which Purchaser Indemnified Parties may make claims for indemnification under Section 9.02(a)(iv) hereunder shall be reduced on a dollar-for-dollar basis by any amounts related to the InvestPic Claim that are recovered pursuant to subsections (i) and (ii) of Section 9.07(f) (or retained by Purchaser from the InvestPic Claim Reserve pursuant to Section 9.07(h)), in each case by any Purchaser Indemnified Party.

9.08     Procedure for Claims.

(a)     A claim for indemnification for any matter not involving a Third-Party Claim may be asserted by notice to: (i) the Sellers’ Representative, in the case of a claim against the Sellers; and (ii) the Purchaser, in the case of a claim against the Purchaser; provided that failure to so notify the applicable Indemnifying Party shall not preclude the Indemnified Party from any indemnification which it may claim in accordance with this ARTICLE IX, except to the extent that the Indemnifying Party is actually and materially prejudiced thereby. For the avoidance of doubt, in each case where the Indemnified Party or the Indemnifying Party is, collectively, the Sellers, then in each such case all references to such Indemnified Party or Indemnifying Party, as the case may be, in this Section 9.08 shall be deemed (except for provisions relating to an obligation to make or a right to receive any payments) to refer to the Sellers’ Representative acting on behalf of such Indemnified Party or Indemnifying Party, as applicable.

(b)     In the event of any Third-Party Claim, the Indemnified Party shall cause written notice of the assertion of any Third-Party Claim of which it has knowledge that is covered by the indemnity set forth in this ARTICLE IX to be forwarded to: (i) the Sellers’ Representative, in the case of a claim against the Sellers; and (ii) the Purchaser, in the case of a claim against the Purchaser (the recipient of such Third-Party Claim referred to as the “Third-Party Claim Indemnifying Party”). The failure of the Indemnified Party to give reasonably prompt notice of any Third-Party Claim shall not release, waive or otherwise affect the Third-Party Claim Indemnifying Party’s obligations with respect thereto, except to the extent that the Third-Party Claim Indemnifying Party is actually and materially prejudiced thereby.

(c)     Upon receipt of a notice of a Third-Party Claim for indemnity from an Indemnified Party, the Indemnifying Party shall be entitled, by notice to the Indemnified Party delivered within twenty (20) Business Days of the receipt of notice of such Third-Party Claim, to assume the defense and control of such Third-Party Claim; provided that (i) the Indemnifying Party shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third-Party Claim with its own counsel and at its own expense and (ii) subject to the terms of this ARTICLE IX, the Indemnifying Party shall pay the reasonable fees and expenses of one (1) outside counsel of the Indemnified Party in the event that the Third-Party Claim of which the Indemnifying Party seeks to assume control involves a claim that outside legal counsel to the Indemnified Party has advised the Indemnified Party is inappropriate for joint representation because of an actual conflict of interest between the Indemnified Party and the Indemnifying Party with respect to such Third-Party Claim. Such assumption of the conduct and control of the settlement or defense shall not be deemed to be an admission or assumption of liability by the Indemnifying Party. If the Indemnifying Party does not assume the defense and control of any Third-Party Claim pursuant to this Section 9.08(c), the Indemnified Party shall be entitled to assume and control such defense, but the Indemnifying Party may nonetheless participate in the defense of such Third-Party Claim with its own counsel and at its own expense. The Indemnified Party shall, and shall cause each of its Affiliates and representatives to, reasonably cooperate with the Indemnifying Party in the defense of any Third-Party Claim, including by furnishing books and Records, personnel and witnesses, as appropriate for any defense of such Third-Party Claim. If the Indemnifying Party has assumed the defense and control of a Third-Party Claim, it shall be authorized to consent to a settlement or compromise of, or the entry of any judgment arising from, any Third-Party Claim, in its sole discretion and without the consent of any Indemnified Party; provided that such compromise, settlement or judgment does not involve any finding or admission of any violation of Law or admission of any wrongdoing by any Indemnified Party, does not result in a liability or the creation of a financial or other obligation of or restriction on any Indemnified Party, and provides to each Indemnified Party an unqualified release from all liability in respect of such Third-Party Claim.

(d)     Each Party hereto agrees to provide reasonable access to the other Parties to such documents and information concerning the Group Companies as may be reasonably requested in connection with the defense, negotiation or settlement of any Third-Party Claim.

(e)     The Indemnified Party shall not, without prior approval (such approval not to be unreasonably withheld) of the Third-Party Claim Indemnifying Party, settle or compromise any Third-Party Claim or permit a default or consent to entry of any judgment, unless the claimant or claimants and the Indemnified Party provide to the Third-Party Claim Indemnifying Party an unqualified release from all liability in respect of the Third-Party Claim.

ARTICLE X

ADDITIONAL COVENANTS

10.01     Sellers’ Representative.

(a)     Appointment. In addition to the other rights and authority granted to the Sellers’ Representative elsewhere in this Agreement, upon and by virtue of the approval of the requisite holders of Shares of this Agreement, all of the Sellers collectively and irrevocably constitute and appoint the Sellers’ Representative as their agent, attorney-in-fact and representative to act from and after the date hereof and to do any and all things and execute any and all documents that the Sellers’ Representative determines may be necessary, convenient or appropriate to facilitate the consummation of the transactions contemplated by this Agreement or otherwise to perform the duties or exercise the rights granted to the Sellers’ Representative hereunder, including: (i) execution of the documents and certificates pursuant to this Agreement; (ii) instructing the Escrow Agent to pay amounts due to the Purchaser pursuant to Section 2.05(b)(i); (iii) receipt and, if applicable, forwarding of notices and communications pursuant to this Agreement; (iv) administration of the provisions of this Agreement; (v) giving or agreeing to, on behalf of all or any of the Sellers, any and all consents, waivers, amendments or modifications deemed by the Sellers’ Representative, in its sole and absolute discretion, to be necessary or appropriate under this Agreement and the execution or delivery of any documents that may be necessary or appropriate in connection therewith; (vi) amending this Agreement or any of the instruments to be delivered to the Purchaser pursuant to this Agreement; (vii) (A) disputing or refraining from disputing, on behalf of each Seller relative to any amounts to be received by such Seller under this Agreement or any agreements contemplated hereby, any claim made by the Purchaser under this Agreement or other agreements contemplated hereby, (B) negotiating and compromising, on behalf of each such Seller, any dispute that may arise under, and exercising or refraining from exercising any remedies available under, this Agreement or any other agreement contemplated hereby, and (C) executing, on behalf of each such Seller, any settlement agreement, release or other document with respect to such dispute or remedy; and (viii) engaging attorneys, accountants, agents or consultants on behalf of the Sellers in connection with this Agreement or any other agreement contemplated hereby and paying any fees related thereto. Each Seller hereby acknowledges and agrees that the Purchaser, its Affiliates and all Persons acting on behalf of the foregoing will be entitled to rely on all actions and determinations of, and communications from, the Sellers’ Representative.

(b)     Authorization. Notwithstanding Section 10.01(a), in the event that the Sellers’ Representative is of the opinion that it requires further authorization or instruction on any matters concerning this Agreement, the Sellers’ Representative shall be entitled to seek such further authorization or instruction from those Sellers appointed as “Advisors” under that certain Engagement Letter, dated as of the date hereof, by and among the Sellers’ Representative, the Company and the Sellers. The appointment of the Sellers’ Representative is coupled with an interest and shall be irrevocable by any Seller in any manner or for any reason. This authority granted to the Sellers’ Representative shall not be affected by the death, illness, dissolution, disability, incapacity, or other inability to act of any principal pursuant to any applicable Law. Shareholder Representative Services LLC hereby accepts its appointment as the initial Sellers’ Representative.

(c)     Actions by the Sellers’ Representative; Resignation; Vacancies. The Sellers’ Representative may resign from its position as the Sellers’ Representative at any time by written notice delivered to the Purchaser and the Sellers. If there is a vacancy at any time in the position of the Sellers’ Representative for any reason, such vacancy shall be filled by the majority vote in accordance with the method set forth in Section 10.01(b) above. For the avoidance of doubt, no resignation or vacancy by any Sellers’ Representative shall vacate, reverse or otherwise affect any action already taken by such Sellers’ Representative binding on the Sellers at such time as the action was taken.

(d)     No Liability. All acts of the Sellers’ Representative hereunder in its capacity as such shall be deemed to be acts on behalf of the Sellers and not of the Sellers’ Representative individually. The Sellers’ Representative shall not have any liability for any amount owed to the Purchaser pursuant to this Agreement, including Sections 2.05(a)(i), 2.05(b)(ii), 9.07(g) and 9.07(h). The Sellers’ Representative shall not be liable to the Company, the Purchaser, or any other Person for any liability of a Seller or otherwise or for anything that it may do or refrain from doing in connection with this Agreement. The Sellers’ Representative shall not be liable to the Sellers for any liability of a Seller or otherwise, or for any error of judgment, or any act done or step taken or omitted by it in good faith, or for any mistake in fact or Law, or for anything that it may do or refrain from doing in connection with this Agreement, except in the case of the Sellers’ Representative’s gross negligence or willful misconduct, as determined in a final and non-appealable judgment of a court of competent jurisdiction. The Sellers’ Representative may seek the advice of legal counsel and it shall incur no liability to the Sellers and shall be fully protected with respect to any action taken, omitted, or suffered by it in good faith in accordance with the advice of such counsel. The Sellers’ Representative shall not by reason of this Agreement have a fiduciary relationship in respect of any Seller.

(e)     Indemnification; Expenses. The Sellers’ Representative may use the Sellers’ Representative Amount to pay any fees, costs, expenses, or other obligations incurred by the Sellers’ Representative. The Sellers severally and not jointly (in accordance with each Seller’s Pro Rata Share) will indemnify, defend and hold harmless the Sellers’ Representative from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Losses”) arising out of or in connection with the Sellers’ Representative’s execution and performance of this Agreement and any agreements ancillary hereto, in each case as such Representative Loss is suffered or incurred; provided that, in the event that any such Representative Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Sellers’ Representative, the Sellers’ Representative will reimburse the Sellers the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. If not paid directly to the Sellers’ Representative by the Sellers, any such Representative Losses may be recovered by the Sellers’ Representative from (i) the Sellers’ Representative Amount and (ii) the amounts in the Escrow Fund at such time as remaining amounts, if any, would otherwise be distributable to the Sellers; provided that, while this section allows the Sellers’ Representative to be paid from the aforementioned sources of funds, this does not relieve the Sellers from their obligation to promptly pay such Representative Losses as they are suffered or incurred, nor does it prevent the Sellers’ Representative from seeking any remedies available to it at law or otherwise. In no event will the Sellers’ Representative be required to advance its own funds on behalf of the Sellers or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability of the Sellers set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Sellers’ Representative under this Section. The foregoing indemnities will survive the Closing, the resignation or removal of the Sellers’ Representative or the termination of this Agreement.

10.02     Non-Competition. From and after the Closing until the two (2) year anniversary of the Closing Date, Aquiline and its Affiliates (except for any Affiliate that is (i) a portfolio company of Aquiline, and (ii) not Controlled by Aquiline) shall refrain from (x) engaging in or offering to engage in any transaction resulting in Aquiline’s direct or indirect ownership in (including by virtue of acquiring or owning, directly or indirectly, any equity interest in), or affiliation with, StatPro Group plc or any of its Affiliates or (y) purchasing any line of business or material business asset of StatPro Group plc or any of its Affiliates.

10.03     Disclosure Schedules. All Disclosure Schedules attached hereto (each, a “Schedule” and, collectively, the “Disclosure Schedules”) are incorporated herein and expressly made a part of this Agreement as though completely set forth herein. All references to this Agreement herein or in any of the Disclosure Schedules shall be deemed to refer to this entire Agreement, including all Disclosure Schedules. The Disclosure Schedules have been arranged for purposes of convenience in separately numbered sections corresponding to the sections of this Agreement; however, any item disclosed in any part, subpart, section or subsection of the Disclosure Schedule referenced by a particular section or subsection in this Agreement shall be deemed to have been disclosed with respect to every other section and subsection in this Agreement if the relevance of such disclosure to such other section or subsection is reasonably apparent to the Purchaser on its face, notwithstanding the omission of an appropriate cross-reference. Any item of information, matter or document disclosed or referenced in, or attached to, the Disclosure Schedules shall not (a) be used as a basis for interpreting the terms “material,” “Material Adverse Effect,” or other similar terms in this Agreement or to establish a standard of materiality, (b) represent a determination that such item or matter did not arise in the ordinary course of business, (c) be deemed or interpreted to expand the scope of the Company’s or the Purchaser’s representations and warranties, obligations, covenants, conditions or agreements contained herein, (d) constitute, or be deemed to constitute, an admission of liability or obligation regarding such matter, (e) represent a determination that the consummation of the transactions contemplated by this Agreement requires the consent of any third party, (f) constitute, or be deemed to constitute, an admission to any third party concerning such item or matter, or (g) constitute, or be deemed to constitute, an admission or indication by the Company or the Purchaser that such item meets any or all of the criteria set forth in this Agreement for inclusion in the Disclosure Schedules. No reference in the Disclosure Schedules to any Contract shall be construed as an admission or indication that such Contract is enforceable or currently in effect or that there are any obligations remaining to be performed or any rights that may be exercised under such Contract. No disclosure in the Disclosure Schedules relating to any possible breach or violation of any agreement or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. Capitalized terms used in the Disclosure Schedules and not otherwise defined therein have the meanings given to them in this Agreement.

10.04     Transfer Taxes. Each of Purchaser and the Sellers will be responsible for fifty percent (50%) of Transfer Taxes imposed on the consummation of the sale of the Shares pursuant to this Agreement (with each Seller only responsible for its Pro Rata Share of such Transfer Taxes). The Purchaser and the Sellers shall cooperate as reasonably requested of each other in the preparation and filing of any Tax Returns in respect of such Transfer Taxes and in obtaining any available exemption from, or reduction of, such Transfer Taxes. Purchaser will pay 100% of the Transfer Taxes on behalf of itself and the Sellers on a timely basis in compliance with all statutory requirements.

10.05     Sellers’ Release. Effective as of the Closing, except as provided pursuant to any Transaction Documentation, each of the Sellers and their respective Affiliates, successors and assigns hereby fully and unconditionally releases, acquits and forever discharges the current and former managers and directors of the Group Companies, the Purchaser and their respective former, current and future equity holders, controlling persons, directors, managers, officers, employees, agents, representatives, Affiliates, members, managers, general or limited partners, or assignees (or any former, current or future equity holder, controlling person, director, manager, officer, employee, agent, representative, Affiliate, member, manager, general or limited partner, or assignee of any of the foregoing) from any and all manner of actions, causes of action, claims, obligations, demands, damages, costs, expenses, compensation, or other relief, whether known or unknown, whether in law or equity, arising out of or relating to or accruing from their relationship with the Group Companies prior to the Closing to the fullest extent permitted by applicable Law.

10.06     Bi-Sam Limited. For a period of three months after the Closing Date, Alexandre Harkous shall, upon the written request of the Purchaser and at the Purchaser’s sole cost and expense, execute all such documents and deeds and provide such statements (whether in writing or otherwise) and do all such acts and things as the Purchaser or the UK Registrar of Companies may reasonably request in order to rectify the erroneous filing of Companies House form 88(2) with the UK Registrar of Companies on 27th March 2004 with respect to Bi-Sam Limited; provided that Mr. Harkous shall not be required to travel outside of the City of London in connection with such execution, provision or acts or things; provided, further, that Mr. Harkous shall have no liability with respect to or in connection with such erroneous filing or any actions taken pursuant to this Section 10.06.

10.07     Confidentiality. For the period commencing on the Closing and expiring on the fifth anniversary of the Closing Date, the Sellers and the Sellers’ Representative shall treat as confidential and safeguard, and shall cause their respective affiliates, employees and representatives to treat as confidential and safeguard, any and all information, knowledge and data as of the Closing that relates to the business of the Group Companies; provided that none of the Sellers or the Sellers’ Representative shall be under a duty to maintain the confidentiality of any such information which:

(a)     At the time of Closing is within the public domain;

(b)     After Closing becomes a part of the public domain through no fault, act or failure to act, error, effort or breach of this Agreement by any Seller, the Sellers’ Representative or any of their respective affiliates, employees or representatives; or

(c)     Is obtained from a third party who has acquired a legal right to possess and disclose such information;

Notwithstanding anything to the contrary in this Section 10.07, (i) if any Seller or the Sellers’ Representative is required by order, statute or regulation of any Governmental Entity or other legal compulsion to disclose any such information to any agency, court or other body, it may make such disclosure; provided, however that, to the extent legally permissible, it shall promptly notify the Purchaser and the Company so as to provide or afford them the opportunity (at their own expense) to obtain such protective orders or other relief as the compelling court or other entity may grant and (ii) the Sellers’ Representative shall be permitted to disclose any such information to employees, advisors or consultants of the Sellers’ Representative and to the Sellers, in each case who have a need to know such information; provided that such persons are subject to the foregoing confidentiality obligations with respect thereto.

ARTICLE XI

DEFINITIONS

11.01     Definitions. For purposes hereof, the following terms when used herein shall have the respective meanings set forth below:

“2012 Option Plan” means the Plan Rules of the Stock-Options of the Company adopted on July 2, 2012.

“2015 Option Plan” means the Plan Rules of the Stock-Options of the Company adopted on September 30, 2015.

“Accounting Principles” means, in accordance with IFRS as in effect at the date of the financial statement to which it refers or, if there is no such financial statement, as of the Closing Date, using and applying the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, elections, inclusions, exclusions, and valuation and estimation methodologies) used and applied by the Group Companies in the preparation of the Latest Balance Sheet; provided that, if such accounting principles, practices, procedures, policies and methods and IFRS are inconsistent, IFRS shall control; provided, further, that Accounting Principles (i) shall not include any purchase accounting or other adjustment arising out of the consummation of the transactions contemplated by this Agreement, (ii) shall be based on facts and circumstances as they exist prior to the Closing and shall exclude the effect of any act, decision or event occurring on or after the Closing, (iii) shall follow the defined terms contained in this Agreement, and (iv) shall calculate any reserves, accruals or other non-cash expense items on a pro rata (as opposed to monthly accrual) basis to account for a Closing that occurs on any date other than the last day of a calendar month.

“Affiliate” of any particular Person means any other Person controlling, controlled by, or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person, whether through the ownership of voting securities, contract, or otherwise.

“Aggregate Ordinary Share Consideration” means the aggregate of the Ordinary Share Consideration payable to the holders of all shares of Ordinary Stock.

“Aggregate Preferred Share Consideration” means the aggregate of the Preferred Share Consideration payable to the holders of all Preferred Shares.

“Aquiline” means Aquiline Investments S.à r.l., together with any successors and affiliated funds.

“Base Price” means $205,200,000.

“BSPCE” shall have the meaning set forth in the definition of Company Equity Plan.

“Business Day” means a day, other than a Saturday, a Sunday, or any other day on which the principal commercial banks located in Paris, New York or Luxembourg are authorized or required by Law to be closed.

“Capital Lease” means, without duplication: (i) any lease which should be classified as a capital lease under IFRS and (ii) any lease on the Financial Statements identified as a capital lease.

“Cash Balances” means, with respect to the Group Companies, as of Closing (but before taking into account the consummation of the transaction contemplated hereby), the aggregate value, on a consolidated basis, of all cash and cash equivalents held by any Group Company at such time and determined in accordance with the Accounting Principles. For avoidance of doubt, Cash Balances shall (i) be calculated net of issued but uncleared checks and drafts written or issued by any Group Company as of Closing; (ii) include checks and drafts deposited for the account of the Group Companies and the Options Exercise Amount; and (iii) exclude cash or cash equivalents that are not freely usable because such cash and cash equivalents are subject to restrictions or limitations on use or distribution imposed by Law or Contract.

“Change of Control Payments” means, other than Indebtedness and any amounts payable pursuant to the Employment Agreements or other agreement entered into between Purchaser and any Person on or following the Closing Date, the aggregate amount of (i) all change of control, bonus or other similar payments that are payable by the Group Companies to any Person as a result of or in connection with the transactions contemplated hereby (alone or in combination with any other event) and (ii) any termination or severance payments payable by the Group Companies, as a result of a termination by the Group Companies on or prior to the Closing Date, to any Participant listed on Schedule 11.02, in each case, together with any employer-paid portion of any employment and payroll Taxes related thereto (including any employment or payroll taxes attributable to the settlement of equity or equity-based awards pursuant to this Agreement).

“Closing Accounts” means the unaudited consolidated balance sheet as at, and the unaudited consolidated income statement for the period ended on, the Closing Date, of the Group Companies, prepared on the basis of the Accounting Principles and in accordance with Section 2.03.

“Closing Cash Balances” means the consolidated Cash Balances of the Group Companies as of Closing, calculated on the basis of the Closing Accounts.

“Closing Indebtedness” means the consolidated Indebtedness of the Group Companies Subsidiaries as of the Closing, calculated on the basis of the Closing Accounts.

“Closing Working Capital” means the consolidated Working Capital of the Company and all Subsidiaries as of Closing, calculated on the basis of the Closing Accounts.

“COBRA” means the continuation coverage requirements under Section 4980B of the Code and Part 6 of Title I of ERISA or any similar provision under other applicable Law.

“Code” means the Internal Revenue Code of 1986, as amended or now in effect or as hereafter amended, including, but not limited to, any successor or substitute federal Tax codes or legislation.

“Commonly Controlled Entity” means any person or entity that, together with the Company or any of its Subsidiaries, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Company Employee Benefit Plan” means each “employee benefit plan” within the meaning of Section 3(3) of ERISA regardless of whether subject to ERISA and all other employee compensation and benefit plans, policies, programs, agreements, arrangements or understandings, including multiemployer plans within the meaning of Section 3(37) of ERISA, and each other stock purchase, stock option, restricted stock, severance, retention, employment, consulting, change-of-control, bonus, incentive, deferred compensation, employee loan, fringe benefit, and other material benefit plan, agreement, program, policy, arrangement or understanding sponsored, maintained, contributed to, or required to be contributed to by any of the Group Companies for the benefit of any Participant, other than any schemes or arrangements sponsored by a government outside of the United States.

“Company Equity Plan” means the Company’s Bons de souscription de parts de créateur d’entreprise (the “BSPCE”), the 2012 Option Plan and the 2015 Option Plan, each in effect as of the date hereof.

“Company Owned IP” means the Intellectual Property owned by any of the Group Companies.

“Contract” means any written agreement, contract, arrangement, lease, sublease, loan agreement, guarantee, security agreement, license, sublicense, note, bond, indenture, debenture, mortgage, purchase order, bid, tender or other similar instrument, obligation or legally binding right, commitment, obligation, arrangement or understanding, other than any Company Employee Benefit Plan.

“Control” means, as used with respect to the relationship between or among two or more Persons, the possession, directly or indirectly, of the power to elect a majority of the board of directors or comparable body governing the affairs of such Person, whether through the ownership of voting securities, by contract or otherwise, including the ownership, directly or indirectly, of shares of capital stock or other equity or voting interests.

“Copyrights” shall have the meaning set forth in the definition of “Intellectual Property”.

“Damages” means losses, Liabilities, damages, awards, deficiencies, fines, costs, fees, penalties and expenses incurred or suffered (and, if applicable, reasonable and documented fees of attorneys, auditors, consultants and other agents reasonably associated therewith), including reasonably foreseeable consequential and special damages, but excluding punitive damages, except to the extent paid to third parties, and whether or not based on contract, tort, warranty claims or otherwise.

“Domain Names” shall have the meaning set forth in the definition of “Intellectual Property”.

“Earn-Out Amount” shall have the meaning ascribed thereto in Section 2.15(a) of the FinAnalytica Agreement.

“Employment Agreements” means such employment agreements by and between the Company or an Affiliate thereof, on the one hand, and Xavier Chaudé, Christophe Volard, and Boryana Racheva-Iotova, as applicable, on the other hand, that is entered into in on or about the date hereof, in each case in connection with the transactions contemplated hereby.

“Encumbrances” means any and all liens, charges, security interests, mandates to create security interests, conditions, options, pre-emptive rights, rights of first refusal or first offer, equitable interests, commitments, property interests, claims, mortgages, pledges, proxies, voting trusts or agreements, obligations, understandings or arrangements, or other restrictions of any kind, including use, voting, receipt of income, title, or transfer of any nature whatsoever or any other exercise of any attributes of ownership.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” means JPMorgan Chase Bank, N.A. or another escrow agent reasonably acceptable to the Purchaser and the Sellers’ Representative.

“Escrow Agreement” means that certain escrow agreement by and among the Purchaser, the Sellers’ Representative, and the Escrow Agent substantially in the form of Exhibit D (with such changes acceptable to the Purchaser and the Sellers’ Representative as may be required by the Escrow Agent).

“Escrow Amount” means $500,000.

“Estimated Cash Balances” means the Company’s good faith estimate of the Closing Cash Balances, as provided by the Company to the Purchaser on the Estimated Adjustment Statement.

“Estimated Change of Control Payments” means the Company’s good faith estimate of all Change of Control Payments as of the Closing, as provided by the Company to the Purchaser on the Estimated Adjustment Statement.

“Estimated Indebtedness” means the Company’s good faith estimate of the Closing Indebtedness, as provided by the Company to the Purchaser on the Estimated Adjustment Statement.

“Estimated Unpaid Transaction Expenses” means the Company’s good faith estimate of Unpaid Transaction Expenses as provided by the Company to the Purchaser on the Estimated Adjustment Statement.

“Estimated Working Capital” means the Company’s good faith estimate of Closing Working Capital, as provided by the Company to the Purchaser on the Estimated Adjustment Statement.

“FinAnalytica Agreement” means the Agreement and Plan of Merger, by and among BI-SAM Inc., BST Merger Sub, Inc., FinAnalytica, Inc., Neveq Capital Partners Limited, acting in its capacity as Equityholder Representative in connection with the transactions contemplated thereby, New Europe Venture Equity, L.P., R. Douglas Martin and Svetlozar T. Rachev.

“Free Shares” means (i) the 246 free shares that have been granted to Mr. Christophe Volard on July 21, 2016 and (ii) the 112 free shares that have been granted to Mr. Xavier Chaudé on July 21, 2016.

“Free Shares Cancellation Amount” means €339,365.00 which is equal to the aggregate gross amount payable by the Company to the holders of Free Shares in consideration for the cancellation of their Free Shares and set forth against the name of such holders of Free Shares in Exhibit C.

“Governmental Entity” means any federal, national, state, foreign, provincial, local, or other government or any governmental, regulatory, administrative, or self-regulatory authority, agency, bureau, board, commission, court, judicial, or arbitral body, department, political subdivision, tribunal, or other instrumentality thereof, or any other body exercising regulatory, taxing or other governmental authority.

“Group Company(ies)” means the Company and each of its direct or indirect Subsidiaries.

“Hamon Law” means the French Law n°2014-856 dated July 31, 2014, as amended, providing for the right for employees to make an acquisition offer in accordance with articles L-23-10-1 et seq. of the French Commercial Code and French decree n° 2014-1254 dated October 28, 2014.

“Harinvest” means Harinvest S.à r.l., together with any successors.

“Indebtedness” means, with respect to any Person (including accrued and unpaid interest thereon), without duplication: (i) all obligations in respect of indebtedness of such Person for borrowed money; (ii) all obligations of such Person evidenced by bonds, debentures, notes, or other similar instruments; (iii) all obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance, or similar transaction; (iv) all obligations of such Person, contingent or otherwise, under acceptance, standby letter of credit or similar facilities; (v) all obligations of such Person in respect of any derivative instruments, including interest rate swap, cap, or collar agreements, interest rate future or option contracts, commodity future or option contracts, currency swap agreements, take-or-pay agreements, currency future or option contracts, and other similar agreements; (vi) all indebtedness secured by (or for which the holder of such indebtedness has an existing right to be secured by) any Encumbrances on property owned by such Person, whether or not the indebtedness secured thereby has been assumed by that Person; (vii) all Capital Leases; (viii) all guarantees, to the extent payable, in respect of Indebtedness referred to in clauses (i) through (vii) above; (ix) any deferred compensation obligations, unfunded pension liabilities and severance pay and separation benefits relating to terminations prior to the Closing (including, in each case, the employer-paid portion of any employment or payroll Taxes related thereto) that have not yet been fully paid as of the Closing; and (x) any other agreement or transaction having the economic effect of a borrowing; provided, however, that, notwithstanding the foregoing, Indebtedness shall not be deemed to include (A) any accounts payable or accrued liabilities incurred in the ordinary course of business to the extent properly included in the calculation of Working Capital in accordance with Exhibit B, (B) any obligations under any undrawn letter of credit, banker’s acceptance, or similar transactions, (C) any operating lease obligations (provided that any current operating lease obligations are included in the calculation of Working Capital), (D) the endorsement of negotiable instruments for collection in the ordinary course of business, or (E) Transaction Expenses.

“Indemnified Party” means a Purchaser Indemnified Party or a Sellers Indemnified Party, as applicable.

“Indemnifying Party” means the Sellers, in the case of indemnification sought under this Agreement by a Purchaser Indemnified Party, and the Purchaser, in the case of indemnification sought under this Agreement by a Sellers Indemnified Party.

“Intellectual Property” means all intellectual property rights arising under the Laws of any jurisdiction throughout the world, including rights in: (i) patents, patent applications (including provisional applications, statutory invention registrations, invention disclosures and inventions, whether or not patentable), and all related divisionals, continuations, continuations-in-part, reissues, extensions, substitutions, reexaminations, supplemental examinations, inter partes reviews, post-grant oppositions, covered business method reviews, and renewals of such patents and applications, and any designs for or utility models (whether registered or unregistered) (“Patents”); (ii) trademarks, service marks, trade names, brand names, business names, get-up, trade dress, slogans, logos or other source identifiers and all registrations and applications for registration of any of the foregoing, together with all of the goodwill associated therewith (“Trademarks”); (iii) Internet domain names (including top-level domain names and global top-level domain names), URLs and social media identifiers, handles and tags (“Domain Names”); (iv) works of authorship (whether copyrightable or not), copyrights (whether registered or unregistered) including Software, documentation, databases and Internet website content, moral rights and related rights, and all registrations and applications for registration of any of the foregoing, and all issuances, extensions and renewals of such registrations (“Copyrights”); and (v) trade secrets, know-how and other confidential or proprietary information, including financial, business or technical information, specifications, improvements, designs, schematics, processes, formulas, models, methodologies, techniques, plans and projections, customer, vendor and other business partner information, manufacturing and controls data, including all compilations thereof, and all documentation (in whatever form or medium) embodying any of the foregoing (“Trade Secrets”).

“InvestPic Claim” means the patent infringement, patent invalidity or similar allegation by InvestPic, LLC against Bi-Sam Inc. in respect of U.S. Patent No. 6,349,291.

“knowledge of the Company” and “the Company’s knowledge” mean the actual knowledge of William Haney, Andy Jones, Christophe Volard, Boryana Racheva-Iotova, Megan Jones and Xavier Chaudé.

“knowledge of the Purchaser” and “the Purchaser’s knowledge” mean the actual knowledge of Rachel Stern, Chris Ellis and Phil Snow.

“Law” means any statute, law, ordinance, treaty, rule, code, regulation, common law ruling, judgment, injunction, order, decree, or other restriction of any Governmental Entity.

“Liability(ies)” means all indebtedness, obligations, and other liabilities, whether known or unknown, asserted or unasserted, liquidated or unliquidated, accrued or fixed, absolute or contingent, matured on not, determined or determinable or due or to become due.

“Material Adverse Effect” means any change, effect, event, occurrence, state of facts, or development that, individually or in the aggregate, has had or would be reasonably likely to have a materially adverse effect on (i) the business, assets, liabilities, results of operations, properties or financial condition of the Group Companies, taken as a whole, or (ii) the ability of the Group Companies to consummate the transactions contemplated hereby.

“Material Customer” means the 20 largest customers of the Group Companies on a consolidated basis (based on dollar volume of revenue from such customers) for the year ended December 31, 2016.

“Material Supplier” means the 20 largest suppliers of the Group Companies on a consolidated basis (based on dollar volume of purchases from such suppliers) for the year ended December 31, 2016.

“Non-Recourse Party” means, with respect to a Party to this Agreement, any of such Party’s former, current and future equity holders, controlling persons, directors, officers, employees, agents, representatives, Affiliates, members, managers, general or limited partners, or assignees (or any former, current or future equity holder, controlling person, director, officer, employee, agent, representative, Affiliate, member, manager, general or limited partner, or assignee of any of the foregoing); provided that, for the avoidance of doubt, no Party to this Agreement will be considered a Non-Recourse Party.

“Option” means a stock option and BSPCE to purchase Ordinary Shares from the Company, whether granted under a Company Equity Plan or otherwise.

“Options Exercise Amount” means €4,224,874.80, which is equal to the aggregate of the amounts set forth opposite the name of each beneficiary of exercised Options included in Exhibit C, such amounts being the amounts payable to the Company in order to exercise the Options held by each such Seller.

“Ordinary Share” means any share of Ordinary Stock of the Company.

“Ordinary Share Consideration” means the relevant Pro Rata Share to which the holder of one share of Ordinary Stock is entitled.

“Ordinary Stock” means the ordinary shares of the Company.

“OSS” means any computer software program whose source code is published and made available for inspection and use by anyone, and is made available under a license that permits recipients to copy, modify and distribute the program’s source code without payment of fees or royalties. Any computer software program available under a license certified by opensource.org and listed on its website shall be considered OSS.

“Patents” shall have the meaning set forth in the definition of “Intellectual Property”.

“Payments Administrator” meanings Acquiom Clearinghouse LLC, as payments administrator pursuant to that certain Payments Agreement to be entered into in connection herewith by and among the Company, the Purchaser, the Sellers’ Representative and the Payments Administrator.

“Permitted Liens” means (i) statutory liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings by the Group Companies and for which appropriate reserves have been established in accordance with IFRS; (ii) mechanics’, carriers’, workers’, repairers’, and similar statutory liens arising or incurred in the ordinary course of business for amounts which are not delinquent and which are not, individually or in the aggregate, significant; (iii) zoning, entitlement, building, and other land use regulations imposed by Governmental Entities having jurisdiction over the Leased Real Property that are not violated by the current use and operation of the Leased Real Property; (iv) covenants, conditions, restrictions, easements, and other similar matters of record affecting title to the Leased Real Property that do not materially impair the occupancy or use of the Leased Real Property for the purposes for which it is currently used or proposed to be used in connection with the Companies’ and their Subsidiaries’ businesses; (v) public roads and highways; (vi) matters that would be disclosed by an inspection, a current title commitment, or accurate survey of each parcel of real property; (vii) liens arising under workers’ compensation, unemployment insurance, social security, retirement, and similar legislation; and (viii) purchase money liens and liens securing rental payments under capital lease arrangements.

“Person” means any individual, partnership, corporation, limited liability company, association, joint stock company, trust, joint venture, unincorporated organization or Governmental Entity or any department, agency or political subdivision thereof, or other entity.

“Personal Data” means any information relating to an identified or identifiable natural person; an identifiable natural person is one who can be identified, directly or indirectly, in particular by reference to an identifier such as a name, an identification number, location data, an online identifier or to one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of that natural person.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period ending on the Closing Date.

“Preferred Share” means any share of Preferred Stock of the Company.

“Preferred Share Consideration” means the relevant Pro Rata Share to which the holder of one share of Preferred Stock is entitled.

“Preferred Stock” means the management incentive, non-voting and preferred shares issued by the Company on April 30, 2015.

“Pro Rata Share” means, as to each Seller, a percentage equal to the proportion of (i) to (ii), whereby (i) is the Purchase Price Share of such Seller and (ii) is the Provisional Purchase Price (or, after the finalization of the Adjustment Statement in accordance with Section 2.03, the Final Purchase Price).

“Purchase Price Share” means, as to each Seller, the aggregate of the relevant portion of the Aggregate Preferred Share Consideration and the Aggregate Ordinary Share Consideration to which such Seller is entitled as set forth on Exhibit C (as the case may be, as amended).

“Purchaser Fundamental Representations” means the representations and warranties of the Purchaser set forth in Sections 6.01, 6.02 and 6.05.

“Purchaser Material Adverse Effect” means any change, effect, event, occurrence, state of facts, or development that, individually or in the aggregate, has had or would have, or be reasonably likely to have, a material adverse effect on the ability of the Purchaser to consummate the transactions contemplated hereby.

“Records” shall mean, collectively, the agreements, documents, books, records and data, files and information relating to the Group Companies, including records, data, files and information stored on computer disks or tapes or any other storage medium.

“Reference Time” means 12:01 a.m., New York time, on the Closing Date.

“Reference Working Capital” means an amount equal to $(17,463,631).

“RWI Policy” means that certain Buyer-Side Representations and Warranties Insurance Policy, dated on or about the date hereof.

“Seller Fundamental Representations” means the representations and warranties of the Sellers set forth in Section 4.01, Section 4.02, Sections 4.03(a) and (c), Section 4.04, and Section 4.18 and of the Sellers set forth in Section 5.01, Section 5.02, Section 5.03 and Section 5.05.

“Seller Transfer Taxes” means an amount equal to €95,000.

“Shareholders’ Agreement” means that certain Shareholders’ Agreement, dated July 2, 2012, by and between the Company and the other signatories thereto.

“Software” means any and all (i) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (iv) all documentation, including user manuals and other training documentation relating to any of the foregoing.

“Spot Rate” means, in respect of any amount expressed in a currency other than the U.S. dollar, as of any date of determination, the rate of exchange of U.S. dollars for such currency appearing in The Wall Street Journal published on February 1, 2017; provided that, for the avoidance of doubt, euros will be exchanged into U.S. dollars at a rate of 1 euro to 1.08 U.S. dollars.

“Straddle Period” means any taxable period that includes but does not end on the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation of which a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or any partnership, limited liability company, association, or other business entity of which a majority of the partnership, limited liability company, or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, limited liability company, association, or other business entity if such Person is allocated a majority of the gains or losses of such partnership, limited liability company, association, or other business entity or is or controls the managing member or general partner or similar position of such partnership, limited liability company, association, or other business entity.

“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, real property gains, registration, value-added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, special assessment, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties, or additions to tax or additional amounts in respect of the foregoing.

“Tax Authority” means any Governmental Entity responsible for the collection, operation or administration of Taxes.

“Tax Returns” means any return, report, information return, or other document (including schedules or any related or supporting information) filed or required to be filed with any Governmental Entity or other authority in connection with the determination, assessment, or collection of any Tax or the administration of any Laws or administrative requirements relating to any Tax.

“Third-Party Claim” means any Action instituted or any claim or demand asserted by any third party in respect of which indemnification may be sought under this Agreement.

“Trade Secrets” has the meaning set forth in the definition of “Intellectual Property”.

“Trademarks” has the meaning set forth in the definition of “Intellectual Property”.

“Transaction” means the transaction contemplated by this Agreement.

“Transaction Documentation” means this Agreement, the Escrow Agreement and any other document, agreement or certificate which is required to be provided pursuant to the terms of this Agreement.

“Transaction Expenses” means, other than the Change of Control Payments, the aggregate of (i) all fees and expenses of the Group Companies or the Sellers incurred or payable by the Group Companies or the Sellers, and not paid prior to the Closing by the Group Companies or the Sellers, to professionals (including investment bankers, attorneys, accountants and other consultants and advisors) retained by the Group Companies or the Sellers prior to the Closing in connection with the negotiation, execution, and delivery of this Agreement and the consummation of the transactions contemplated hereby; (ii) the amount of any loans made by the Group Companies to any Seller, Participant or any of their Affiliates that were not repaid, in full in cash, to the Company prior to the Closing; (iii) all costs and expenses incurred or payable by the Group Companies as a result of the early repayment of any Indebtedness in connection with the Transaction; (iv) 100% of the aggregate premium and costs relating to the procurement by Purchaser of the RWI Policy; and (v) all costs, expenses, fees, penalties or other amounts to be paid in connection with the early termination of that certain agreement listed on Schedule 11.01 (provided that, for the avoidance of doubt, the Parties agree that any payments thereunder for post-Closing rent payable and lease restoration costs pursuant thereto shall not a constitute a “Transaction Expense” for purposes of this Agreement); provided, that it being specified that, in accordance with French Law, the Group Companies shall not bear any of the Sellers’ fees and expenses listed in this paragraph.

“Transfer Taxes” means any federal, state, county, local, foreign, and other sales, use, transfer, value added, conveyance, documentary transfer, stamp duty, recording, or other similar Tax, fee, or charge imposed in connection with the Transaction or the recording of any sale, transfer, or assignment of property (or any interest therein).

“Unpaid Transaction Expenses” means any Transaction Expenses to the extent of any outstanding balance thereof not paid as of 5:00 P.M. (NY time) on the fifth (5th) Business Day prior to the Closing.

“USD Equivalent” means, in respect of any amount expressed in a currency other than the U.S. dollar, the corresponding amount in U.S. dollars resulting from multiplying such amount in the applicable currency by the Spot Rate.

“Working Capital” shall have the meaning set forth in Exhibit B.

11.02     Other Definitional Provisions.

(a)     Accounting Terms. Accounting terms that are not otherwise defined in this Agreement have the meanings given to them under IFRS. To the extent that the definition of an accounting term defined in this Agreement is inconsistent with the meaning of such term under IFRS, the definition set forth in this Agreement shall control.

(b)     Successor Laws. Any reference to any particular Code section or Law shall be interpreted to include any revision of or successor to that section regardless of how it is numbered or classified.

11.03     Cross-Reference of Other Definitions. Each capitalized term listed below is defined in the corresponding Section of this Agreement:

Term	Section
Accounting Firm	8.01(a)
Action	4.11
Adjustment Statement	2.03(a)
Agreement	Preface
Cash Balances Adjustment	2.02(a)(ii)
Change of Control Payments Adjustment	2.02(a)(v)
Closing	3.01
Closing Date	3.01
Collective Bargaining Agreement	4.09(a)(xiii)
Company	Preface
Company IP Agreement	4.10(b)
Company Registered IP	4.10(a)
Disclosure Schedules	10.03
Disputed Amounts	2.03(g)
Disqualified Individuals	4.13(g)
Environmental and Safety Laws	4.16(a)
Escrow Fund	2.06
Estimated Adjustment Statement	2.01
Examination Period	2.03(c)
Final Purchase Price	2.02(b)
FinAnalytica Escrow Amount	9.07(f)
Financial Statements	4.05(a)
Final Determination	9.07(f)
IFRS	4.05(a)
Indebtedness Adjustment	2.02(a)(iii)
Independent Auditor	2.03(f)
InvestPic Claim Damages	9.02(a)(iv)
InvestPic Claim Indemnity Amount	9.07(f)
InvestPic Claim Reserve	9.07(f)
IT Systems	4.10(e)
Latest Balance Sheet	4.05(a)

Term	Section
Leased Real Property	4.07(a)
Material Contract	4.09(a)
New Plans	7.02(b)
Non-U.S. Continuing Employees	7.02(d)
Notice of Objection	2.03(c)
Order	4.11
Participant	4.13(f)
Party	Preface
Permits	4.15
Provisional Purchase Price	2.01
Purchaser	Preface
Purchaser Indemnified Parties	9.02(a)
Real Property Leases	4.07(a)
Representative Losses	10.01(e)
Record Retention Policies	7.01
Schedule	10.03
Seller Prepared Return	8.01(a)
Sellers	Preface
Sellers Indemnified Parties	9.03
Sellers’ Representative	Preface
Sellers’ Representative Amount	2.08
Shares	Recitals
Source Code	4.10(e)
Third-Party Claim Indemnifying Party	9.08(b)
Transaction Expenses Adjustment	2.02(a)(iv)
U.S. Continuing Employees	7.02(a)
WF&G	12.20
Working Capital Adjustment	2.02(a)(i)

ARTICLE XII

MISCELLANEOUS

12.01     Press Releases and Communications. No press release or public announcement related to this Agreement or the transactions contemplated herein shall be issued or made by any Party without the joint approval of the Purchaser and the Company (prior to Closing) or the Purchaser and the Sellers’ Representative (after the Closing), unless required by Law (including the rules or regulations of any United States or non-U.S. securities exchange or listing authority) (in the reasonable opinion of counsel) in which case the Purchaser and the Sellers’ Representative shall have the reasonable opportunity to review such press release, announcement, or communication prior to issuance, distribution, or publication; provided, however, without the consent of the Purchaser or the Sellers’ Representative, Aquiline may provide general information about the subject matter of this Agreement in connection with fund-raising, marketing, informational, or reporting activities; and provided, further, however, a Party may issue a press release or public announcement related to this Agreement or the transactions contemplated herein that does not disclose the material terms thereof after the Closing without the consent of the other Party.

12.02     Expenses. Except as otherwise expressly provided in this Agreement or any of the other Transaction Documentation, each of the Company, the Sellers, the Purchaser, and the Sellers’ Representative shall pay all of their own fees and expenses incurred in connection with this Agreement and the Transaction, including the fees and disbursements of counsel, financial advisors, and accountants.

12.03     Notices. All notices, demands, and other communications to be given or delivered under or by reason of the provisions of this Agreement or any of the other Transaction Documentation shall be in writing and shall be deemed to have been received (a) when personally delivered, (b) when transmitted (except, if not a Business Day, then the next Business Day) via telecopy (or other facsimile device) or electronic mail to the number or electronic mail address set out below if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), (c) the day following the day (except, if not a Business Day, then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service, or (d) the third (3rd) Business Day following the day on which the same is sent by certified or registered mail, postage prepaid. Notices, demands and communications, in each case to the respective Parties, shall be sent to the applicable address set forth below, unless another address has been previously specified in writing by such Party:

Notices to the Purchaser:

FactSet Research Systems Inc.

601 Merritt 7

Norwalk, Connecticut 06851

Facsimile: (203) 810-3013

Attention: Rachel R. Stern, Senior Vice President,

Strategic and General Counsel

Email: rstern@factset.com

with a copy to (which shall not constitute notice):

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019

Attention: Thomas E. Dunn

Email: tdunn@cravath.com

Notices to the Sellers’ Representative:

Shareholder Representative Services LLC

1614 15th Street

Suite 200

Denver, Colorado, 80202

Attention: Managing Director
Facsimile: (303) 623-0294

Email: deals@srsacquiom.com

with a copy to (which shall not constitute notice):

Aquiline Investments S.a r.l.

c/o Aquiline Capital Partners LLC

535 Madison Avenue, 24th Floor

New York, New York 10022

Attention: General Counsel

Facsimile: (212) 624-9510

with a copy to (which shall not constitute notice):

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

Attention: Jeffrey R. Poss

Facsimile: (212) 728-9536

12.04     Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests, or obligations hereunder may be assigned or delegated by any Party hereto without the prior written consent of the non-assigning Parties. Any attempted assignment in violation of this Section 12.04 shall be void.

12.05     Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

12.06     References. The table of contents and the section and other headings and subheadings contained in this Agreement and the exhibits hereto are solely for the purpose of reference, are not part of the agreement of the Parties, and shall not in any way affect the meaning or interpretation of this Agreement or any exhibit hereto. All references to days (excluding Business Days) or months shall be deemed references to calendar days or months. All references to “$” shall be deemed references to U.S. dollars and all references to “€” shall be deemed references to the lawful money of the European Union. Unless the context otherwise requires, any reference to a “Section,” “Exhibit,” “Disclosure Schedule,” or “Schedule” shall be deemed to refer to a section of this Agreement, an exhibit to this Agreement, or a schedule to this Agreement, as applicable. The words “hereof,” “herein,” and “hereunder” and words of similar import referring to this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

12.07     Construction. The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Person. The specification of any dollar amount or the inclusion of any item in the representations and warranties contained in this Agreement or the Disclosure Schedules or Exhibits attached hereto is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business, and no Party shall use the fact of the setting of the amounts or the fact of the inclusion of any item in this Agreement or the Disclosure Schedules or Exhibits in any dispute or controversy between the Parties as to whether any obligation, item or matter not described or included in this Agreement or in any Schedule or Exhibit is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or is within or outside of the ordinary course of business for purposes of this Agreement. The information contained in this Agreement and in the Disclosure Schedules and Exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any Party to any third party of any matter whatsoever (including any violation of Law or breach of contract). This Agreement is drawn up in the English language. If this Agreement is translated into another language, the English language text shall prevail.

12.08     Amendment and Waiver. Any provision of this Agreement or the Disclosure Schedules hereto may be amended or waived only in a writing signed (a) in the case of any amendment, by the Purchaser, the Company, and the Sellers’ Representative and (b) in the case of a waiver, by the Party or Parties waiving rights hereunder. No waiver of any provision hereunder or any breach or default thereof shall extend to or affect in any way any other provision or prior or subsequent breach or default.

12.09     Complete Agreement. This Agreement and the documents referred to herein, the other Transaction Documentation and that certain Engagement Letter, dated as of the date hereof, by and among the Sellers’ Representative, the Company and certain Sellers contain the complete agreement between the Parties and supersede any prior understandings, agreements or representations by or between the Parties, written or oral, which may have related to such subject matter in any way, including any data room agreements, bid letters, term sheets, summary issues lists or other agreements.

12.10     Third-Party Beneficiaries. Certain provisions of this Agreement are intended for the benefit of the Sellers and shall be enforceable by the Sellers’ Representative on behalf of the Sellers; provided that no Seller shall have the right to directly take any action or enforce any provision of this Agreement, it being understood and agreed that all such actions shall be taken solely by the Sellers’ Representative on behalf of the Sellers as provided in Section 10.01 hereof. In addition, (a) the Sellers’ Representative shall have the right, but not the obligation, to enforce any rights of the Sellers after the Closing under this Agreement, (b) Aquiline shall have the right to enforce its rights under Section 12.01 and Section 12.20, and (c) WF&G shall have the right to enforce its rights under Section 12.20. Except as otherwise expressly provided herein, nothing expressed or referred to in this Agreement shall be construed to give any Person, other than the Parties to this Agreement, any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement.

12.11     Waiver of Trial by Jury. THE PARTIES TO THIS AGREEMENT EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES TO THIS AGREEMENT EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

12.12     Delivery to Representatives. The Parties agree and acknowledge that all documents or other items delivered or made available to such Parties’ authorized representatives shall be deemed to be delivered or made available, as the case may be, to such Party for all purposes hereunder.

12.13     Delivery by Facsimile or Email. This Agreement and any signed agreement entered into in connection herewith or contemplated hereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or scanned pages via electronic mail, shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any Party hereto or to any such contract, each other Party hereto or thereto shall re-execute original forms thereof and deliver them to all other Parties. No Party hereto or to any such contract shall raise the use of a facsimile machine or email to deliver a signature or the fact that any signature or contract was transmitted or communicated through the use of facsimile machine or email as a defense to the formation of a contract and each such Party forever waives any such defense. This Agreement is not binding, unless and until signature pages are executed and delivered by each of the Company, the Purchaser, and the Sellers’ Representative.

12.14     Counterparts. This Agreement may be executed in multiple counterparts, any one of which need not contain the signature of more than one (1) Party, but all such counterparts taken together shall constitute one and the same instrument.

12.15     Governing Law. All issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement and the exhibits and schedules hereto shall be governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to any choice of Law or conflict of Law rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.

12.16     Jurisdiction. Any suit, Action, or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought and determined exclusively in the United States District Court for the Southern District of New York; provided that, if the United States District Court for the Southern District of New York does not have jurisdiction, any such suit, Action, or proceeding shall be brought exclusively in any other court of the State of New York, and each of the Parties hereby consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, Action, or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, Action, or proceeding in any such court or that any such suit, Action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, Action or proceeding may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 12.03 shall be deemed effective service of process on such Party.

12.17     Specific Performance. Each of the Parties agrees that this Agreement is intended to be legally binding and specifically enforceable pursuant to its terms and that each of the Parties would be irreparably harmed if any of the provisions of this Agreement are not performed in accordance with their specific terms and that monetary damages would not provide adequate remedy in such event. Accordingly, in addition to any other remedy to which a non-breaching Party may be entitled at Law, a non-breaching Party shall be entitled to injunctive relief without the posting of any bond or other undertaking to prevent breaches of this Agreement and to specifically enforce the terms and provisions hereof. Each Party further waives any defense that a remedy at Law would be adequate in any action or proceeding for specific performance or injunctive relief hereunder. The parties specifically consent to the jurisdiction of the courts described in Section 12.16 for the purpose of pursuing and administering such remedies.

12.18     Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party shall be deemed cumulative with, and not exclusive of, any other remedy conferred hereby, or by Law, or equity upon such Party, and the exercise by a Party of any one remedy shall not preclude the exercise of any other remedy.

12.19     No Recourse. Notwithstanding any provision of this Agreement or otherwise, the Parties to this Agreement agree on their own behalf and on behalf of their respective Subsidiaries and Affiliates that this Agreement may only be enforced against, and any Action, suit, or claim for breach of this Agreement may only be made against, the Parties to this Agreement; provided that the foregoing shall not in any way limit the Sellers’ Representative’s rights of indemnification as provided in Section 10.01(e).

12.20     Waiver of Conflicts. Recognizing that Willkie Farr & Gallagher LLP (“WF&G”) has acted as legal counsel to certain of the Sellers (including Aquiline and its Affiliates) and the Company, its Affiliates, and the Group Companies prior to the Closing, and that WF&G intends to act as legal counsel to certain of the Sellers (including Aquiline and its Affiliates) after the Closing, each of the Purchaser and the Company (including on behalf of the Group Companies) hereby waives, on its own behalf and agrees to cause its Affiliates to waive, any conflicts that may arise in connection with WF&G representing any of the Sellers (including Aquiline and its Affiliates) and/or its Affiliates after the Closing as such representation may relate to the Purchaser, any Group Company, or the transactions contemplated herein. In addition, all communications involving attorney-client confidences between any Sellers (including Aquiline and its Affiliates) and its Affiliates in the course of the negotiation, documentation, and consummation of the transactions contemplated hereby shall be deemed to be attorney-client confidences that belong solely to such Sellers and their Affiliates (and not the Group Companies or the Company). Accordingly, the Group Companies and the Company shall not have access to any such communications, or to the files of WF&G relating to engagement, whether or not the Closing shall have occurred. Without limiting the generality of the foregoing, upon and after the Closing, (a) the applicable Sellers and their Affiliates (and not the Group Companies or the Company) shall be the sole holders of the attorney-client privilege with respect to such engagement, and none of the Group Companies or the Company shall be a holder thereof, (b) to the extent that files of WF&G in respect of such engagement constitute property of the client, only the applicable Sellers and their Affiliates (and not the Group Companies or the Company) shall hold such property rights and (c) WF&G shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to any of the Group Companies or the Company by reason of any attorney-client relationship between WF&G and any of the Group Companies or otherwise. Notwithstanding the foregoing, in the event that a dispute arises between the Purchaser, the Company, or any of the Group Companies and a third party (other than a Party or any of their respective Affiliates) after the Closing, the Company (including on behalf of the Group Companies) may assert the attorney-client privilege to prevent disclosure of confidential communications by WF&G to such third party; provided, however, that neither the Company nor any of the Group Companies may waive such privilege without the prior written consent of the Sellers’ Representative, on behalf of the Sellers.

12.21     USD Equivalent. For the avoidance of doubt, all payments to be made hereunder shall be payable in U.S. dollars and, to the extent computation of any amounts contemplated by this Agreement (including the Final Purchase Price and any of the thresholds or other amounts contemplated by ARTICLE IX) include a currency, other than U.S. dollar, such amounts shall be converted to U.S. dollars using the USD Equivalent.

*     *     *     *

IN WITNESS WHEREOF, the Parties have executed this Share Purchase Agreement on the day and year first above written.

Company:	BI-SAM TECHNOLOGIES

	By:	/s/ William Haney
	Title:	Chief Executive Officer

Purchaser:	FACTSET RESEARCH SYSTEMS INC.

	By:	/s/ F. Philip Snow
	Title:	Chief Executive Officer

Sellers’ Representative:	SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as the Sellers’ Representative

	By:	/s/ Sam Riffe
	Title:	Executive Director

66